Exhibit 99.1

To Holders of

$200,000,000 12% Senior Notes due 2009

and

£75,000,000 12¼% Senior Notes due 2009

Annual Financial Report

of

Premier Foods plc

(formerly Premier International Foods plc)

for the year ended December 31, 2003

Premier Foods plc

This report is being filed in accordance with Section 4.7 of the Indenture, dated August 10, 1999, between Premier Foods plc (formerly Premier International Foods plc) (“Premier”) and Bankers Trust Company, as Trustee, with respect to the 12% Dollar-denominated Senior Notes due 2009 and 12¼% Sterling-denominated Senior Notes due 2009 (together, the “Notes”) issued by Premier.

CERTAIN TERMINOLOGY

Unless otherwise indicated, references to “Premier”, “the Group”, “we”, “us”, “our” and “ours” in this annual report are to Premier Foods plc (formerly Premier International Foods plc) and its consolidated subsidiaries.  The “Company” refers to Premier Foods plc (formerly Premier International Foods plc) excluding its consolidated subsidiaries.  “Premier Holdings” refers to Premier Foods (Holdings) Limited, our parent company (formerly known as Premier Holdings Limited, formerly known as Hillsdown Holdings Limited).  “Premier Financing” refers to Premier Financing Limited, our wholly owned subsidiary.  “Hicks Muse” refers to Hicks, Muse, Tate & Furst Limited and its affiliates.  The “Notes” refers to our $200,000,000 12% Senior Notes due 2009 and £75,000,000 12¼% Senior Notes due 2009.  The “Indenture” refers to the Indenture, dated as of August 10, 1999, between Premier and Bankers Trust Company, as Trustee.  The “Senior Credit Facility” refers to the bank credit facility we have under the Senior Facilities Agreement with J.P. Morgan plc and Barclays Capital as arrangers, JPMorgan Chase Bank and Barclays Bank plc as underwriters, with J.P. Morgan Europe Limited as agent and security agent.  The “Acquisition Facility” refers to subordinated facility we have under the Acquisition Facility Agreement with J.P. Morgan PLC as arranger, JPMorgan Chase Bank as underwriter and J.P. Morgan Europe Limited as agent and security agent.  “SEC” refers to the United States Securities and Exchange Commission.  Unless otherwise indicated herein, references to 2003, 2002 and 2001 refer to the fiscal years ended December 31, 2003, 2002 and 2001, respectively. “U.K.” refers to the United Kingdom of Great Britain and Northern Ireland.  The “U.S.” and “United States” refer to the United States of America.  “E.U.” refers to the European Union.

On September 23, 2002, Premier International Foods plc changed its name to Premier Foods plc.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This report includes statements that are, or may deemed to be, “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995).  These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology.  These forward-looking statements include all matters that are not historical facts.  They appear in a number of places throughout this annual report and include statements regarding Premier’s intentions, beliefs or current expectations concerning, among other things, Premier’s results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future.  We caution you that forward-looking statements are not guarantees of future performance and that Premier’s actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this annual report.  In addition, even if Premier’s results of operations, financial condition and liquidity and the development of the industries in which we operate are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in subsequent periods.

We undertake no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise.  All subsequent written and oral forward-looking statements attributable to us or persons acting on Premier’s behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this annual report.

ANNUAL FINANCIAL REPORT OF PREMIER FOODS PLC

INDEX

Report of Independent Auditors – 2001, 2002 and 2003

Audited Consolidated Financial Statements

Consolidated Profit and Loss Accounts for each of the three years in the three-year period ended December 31, 2003

Consolidated Balance Sheets at December 31, 2002 and 2003

Consolidated Statements of Total Recognised Gains and Losses

Note of Consolidated Historical Cost Profits and Losses

Reconciliation of Movements in Consolidated Shareholder’s Deficit

Consolidated Cash Flow Statements

Notes to the Consolidated Financial Statements

REPORT OF INDEPENDENT AUDITORS TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF PREMIER FOODS PLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit and loss, cash flows and shareholder’s deficit, included on pages 2 to 47, present fairly, in all material respects, the financial position of Premier Foods plc and its subsidiaries at December 31, 2002 and December 31, 2003, and the results of their operations, their cash flows and shareholder’s deficit for the years ended December 31, 2001, December 31, 2002 and December 31, 2003 in conformity with accounting principles generally accepted in the United Kingdom.  These consolidated financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in note 24 to the consolidated financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

London

United Kingdom

March 30, 2004

Premier Foods plc

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

			Year Ended December 31,
		Note	2001 (1)	2002 (1)	2003
			£m	£m	£m

Turnover:	Continuing operations		853.6	889.1	890.0
	Discontinued operations		4.1	0.2	—
		2,4	857.7	889.3	890.0

Operating profit:	Continuing operations		64.3	77.6	79.4
	Operating exceptional items	3	(12.2)	(16.8)	(10.8)
			52.1	60.8	68.6

	Discontinued operations		(0.8)	(0.1)	—
	Operating exceptional items	3	—	—	—
			(0.8)	(0.1)	—

		2,4	51.3	60.7	68.6

Non-operating exceptional items		3	(26.2)	(2.0)	2.0

Profit on ordinary activities before interest and taxation			25.1	58.7	70.6

Interest payable and similar charges		7	(57.2)	(40.3)	(57.8)
Interest receivable and similar income			4.5	3.9	5.7
Net interest payable and similar charges			(52.7)	(36.4)	(52.1)

Profit / (loss) on ordinary activities before taxation			(27.6)	22.3	18.5

Taxation charge on profit / (loss) on ordinary activities		8	(0.9)	(6.0)	(6.3)

Profit / (loss) on ordinary activities after taxation			(28.5)	16.3	12.2

Dividends			—	—	—

Transferred to reserves		17	(28.5)	16.3	12.2

(1) Turnover has been amended in line with the reclassification disclosed in Note 2 to the Annual Financial Report.

The accompanying notes are an integral part of these consolidated financial statements.

Premier Foods plc

CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2002	2003
		£m	£m
Fixed assets:
Intangible assets	9	113.9	190.4
Tangible assets	10	135.1	153.1
Investments	11	0.2	0.2
		249.2	343.7
Current assets:
Stocks	12	111.3	122.3
Debtors due:
Within one year	13	133.5	118.7
After more than one year	13	9.0	6.5
Cash at bank and in hand		43.5	24.6
		297.3	272.1

Creditors: amounts falling due within one year:
Bank loans, overdrafts and other creditors	14	(217.6)	(238.0)

Net current assets		79.7	34.1

Total assets less current liabilities		328.9	377.8

Creditors: amounts falling due after more than one year:
Borrowings	15	(464.7)	(497.7)
Other creditors	15	(0.2)	(0.2)
Provisions for liabilities and charges	16	(13.8)	(14.3)
		(478.7)	(512.2)

Net liabilities		(149.8)	(134.4)

Capital and reserves:
Called up share capital	17	83.7	83.7
Share premium account	17	623.2	623.2
Revaluation reserve	17	4.0	4.0
Profit and loss account	17	(860.7)	(845.3)

Total shareholder’s deficit		(149.8)	(134.4)

Signed on behalf of the Board of Directors, who approved the financial statements on March 30, 2004.

Paul Thomas

Director

The accompanying notes are an integral part of these consolidated financial statements.

Premier Foods plc

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	Year Ended December 31,
	2001	2002	2003
	£m	£m	£m

Profit / (loss) for the financial year	(28.5)	16.3	12.2
Currency translation differences on foreign currency net investments	(1.1)	1.2	3.2

Total recognised gains and losses for the year	(29.6)	17.5	15.4

NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES

	Year Ended December 31,
	2001	2002	2003
	£m	£m	£m

Profit / (loss) on ordinary activities before taxation	(27.6)	22.3	18.5
Realisation of property revaluation gains of previous year	0.1	—	—

Historical cost profit / (loss) on ordinary activities before taxation	(27.5)	22.3	18.5

Historical cost profit / (loss) retained after taxation, and dividends	(28.4)	16.3	12.2

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDER’S DEFICIT

	Year Ended December 31,
	2001	2002	2003
	£m	£m	£m

Profit / (loss) for the financial year	(28.5)	16.3	12.2
Goodwill transferred to the profit and loss account in respect of disposed businesses	53.0	—	—
Other recognised gains and losses	(1.1)	1.2	3.2
Share capital issued	23.7	—	—
Net increase in shareholder’s funds	47.1	17.5	15.4

Opening shareholder’s deficit	(214.4)	(167.3)	(149.8)

Closing shareholder’s deficit	(167.3)	(149.8)	(134.4)

The accompanying notes are an integral part of these consolidated financial statements.

Premier Foods plc

CONSOLIDATED CASH FLOW STATEMENTS

			Year ended December 31,
	Note		2001	2002	2003
			£m	£m	£m

Net cash inflow from operating activities	(a	)	81.7	98.8	112.7
Return on investments and servicing of finance	(b	)	(40.1)	(43.6)	(43.0)
Taxation			(1.5)	(1.3)	(0.1)
Capital expenditure and financial investment	(b	)	(12.8)	(15.1)	(21.0)
Acquisitions and disposals	(b	)	72.3	(132.8)	(106.3)
Cash (outflow) / inflow before financing			99.6	(94.0)	(57.7)

Financing:
Issue of shares	(b	)	23.7	—	—
Debt issuance costs			—	(8.6)	(4.3)
Increase / (reduction) in debt	(b	)	(119.8)	116.4	34.8
			(96.1)	107.8	30.5

Increase / (decrease) in cash in the year			3.5	13.8	(27.2)

Reconciliation of net cash flow to movement in net debt
Increase / (decrease) in cash in the year			3.5	13.8	(27.2)
Cash outflow / (inflow) from increased gross debt			119.8	(116.4)	(34.8)
Exchange movement on gross debt net of cash in the year			(3.6)	13.2	(3.8)
(Increase) / decrease in gross debt net of cash in the year			119.7	(89.4)	(65.8)

Capitalisation of debt issuance costs			—	8.6	4.3
Less amortisation of capitalised debt issuance costs			(7.5)	(6.3)	(5.7)

(Increase) / decrease in total debt net of cash in the year			112.2	(87.1)	(67.2)

Total debt net of cash at January 1,			(470.9)	(358.7)	(445.8)

Total debt net of cash at December 31,			(358.7)	(445.8)	(513.0)

Analysis of movement in net debt

	At December 31, 2002	Cash flow	Acquisitions	Capitalised debt issuance costs	Exchange movement on debt	At December 31, 2003
	£m	£m	£m	£m	£m	£m

Bank overdrafts	(3.2)	(7.1)	—	—	—	(10.3)
Less: Cash balances	43.5	(20.1)	—	—	1.2	24.6
Net cash	40.3	(27.2)	—	—	1.2	14.3

Debt due after 1 year	(473.9)	47.4	(75.0)	—	(5.0)	(506.5)
Debt due within 1 year	(27.0)	(7.2)	—	—	—	(34.2)
Finance leases	(0.1)	—	—	—	—	(0.1)
Gross debt	(501.0)	40.2	(75.0)	—	(5.0)	(540.8)

Gross debt net of cash	(460.7)	13.0	(75.0)	—	(3.8)	(526.5)
Capitalised debt issuance costs	14.9	—	4.3	(5.7)	—	13.5

Total debt net of cash	(445.8)	13.0	(70.7)	(5.7)	(3.8)	(513.0)

The accompanying notes are an integral part of these consolidated financial statements.

Premier Foods plc

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

	Year Ended December 31,
	2001	2002	2003
	£m	£m	£m
(a) Reconciliation of operating profit to operating cash flows

Operating profit before exceptional items	63.5	77.5	79.4
Depreciation of tangible fixed assets	16.1	18.8	23.4
Amortisation of intangible fixed assets	0.5	4.2	7.1
Amortisation of pension prepayment	2.0	2.6	2.4
Cash flow relating to restructuring	(13.5)	(13.2)	(10.9)
(Increase) / decrease in stocks	17.8	7.3	(5.2)
(Increase) / decrease in debtors	(9.6)	7.3	13.8
Increase / (decrease) in creditors	6.0	(4.2)	1.4
Exchange movement in working capital	(1.1)	(1.5)	1.3

Net cash inflow from operating activities	81.7	98.8	112.7

	Year Ended December 31,
	2001	2002	2003
	£m	£m	£m
(b) Analysis of cash flows for headings netted in the cash flow statement

Return on investments and servicing of finance
Interest received	4.5	3.9	4.9
Interest paid	(44.5)	(47.4)	(47.9)
Interest element of finance lease rental payments	(0.1)	(0.1)	—

Return on investments and servicing of finance	(40.1)	(43.6)	(43.0)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(20.1)	(17.3)	(27.3)
Purchase of intangible fixed assets	—	—	(0.2)
Sale / (purchase) of investments	(0.1)	—	—
Sale of tangible fixed assets	7.4	2.2	6.5

Capital expenditure and financial investment	(12.8)	(15.1)	(21.0)

Acquisitions and disposals
Purchase of subsidiary undertakings	(28.7)	(132.8)	(106.3)
Cash acquired with subsidiary undertakings	(0.8)	—	—
Sale of subsidiary undertakings	101.8	—	—

Acquisitions and disposals	72.3	(132.8)	(106.3)

Financing
Increase / (decrease) in debt due within one year	(6.5)	13.6	7.2
Increase / (decrease) in debt due after more than one year	(112.4)	102.9	27.6
Issue of shares	23.7	—	—
Capital element of finance lease rental payments	(0.9)	(0.1)	—

Financing	(96.1)	116.4	34.8

The accompanying notes are an integral part of these consolidated financial statements.

Premier Foods plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Policies

The following accounting policies have been applied consistently in dealing with the items which are considered to be material in relation to Premier’s financial statements.

Basis of Accounting

The consolidated financial statements have been prepared in accordance with applicable accounting standards in the U.K., under the historical cost convention.

Consolidated financial statements for 2001, 2002 and 2003

The results of Premier for the three years ended December 31, 2003 and the balance sheets at December 31, 2002 and December 31, 2003 have been consolidated in accordance with applicable accounting standards in the U.K., under the historical cost convention.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the U.K. requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

The businesses acquired during the financial periods presented have been consolidated from the date on which control of the net assets and operations of the businesses was transferred to Premier.  Similarly, the results of Group companies and businesses divested during the financial periods presented have been included in the Group’s accounts only until the date that control of the net assets and operations of the companies and businesses was transferred from Premier.

Premier is allocated overhead costs relating to Premier Holdings’ shared administrative functions based on central management’s estimate of the time involved in supporting each of the groups to which Premier Holdings provides those administrative functions to.  The allocated costs are included in general administrative and other expenses in the consolidated profit and loss account.  Management believes that such allocation methodology is reasonable.  The expenses allocated to Premier for these services are not necessarily indicative of the expenses that would have been incurred if Premier had been a separate independent entity.  In 2001, 2002 and 2003, Premier has been recharged £0.2m, £2.8m and £0.9m by Premier Foods Holdings Limited in respect of the shared administrative functions.  The decrease from 2002 to 2003 in the recharge to Premier by Premier Holdings is primarily the result of a reduction in restructuring costs incurred by Premier Holdings in 2003.

Employees of Premier companies are members of a number of defined benefit pension schemes.  Each of Premier’s operating companies directly funds the schemes based on the actual pension cost for its employees in accordance with the funding levels as determined by the schemes actuaries.  There are no recharges or allocations of costs from Premier Holdings.

Goodwill

In accordance with FRS 10 “Goodwill and Intangible Assets”, purchased goodwill, being the excess of the fair value of the purchase consideration over the fair value of the separable net tangible assets of businesses acquired, is capitalised and amortised over the shorter of its estimated useful life and 20 years on a straight-line basis. Prior to 1998, goodwill arising on the acquisition of subsidiary undertakings was written off to reserves in the year of acquisition. On the subsequent disposal or termination of a business acquired prior to 1998, the profit or loss on disposal or termination is calculated after charging the gross amount of any related goodwill previously taken to reserves.

Turnover

Turnover is the value of sales, excluding transactions with or between wholly owned subsidiaries, after deduction of sales rebates, value added tax and other taxes directly attributable to turnover.  Sales are recognised upon receipt of confirmation that the goods shipped have been accepted by the customer, where the sales price is fixed and collectability is reasonably assured.  Shipping and handling costs are included in selling and distribution costs.  In 2003, certain costs were reclassified as a deduction from “turnover” to “selling and distribution costs”.

Research and Development

Research and development expenditure is expensed in the year in which it is incurred (see note 5 “ Profit / (Loss) on Ordinary Activities before Taxation”).

Depreciation and Amortisation

Freehold land is not depreciated. Long and short leasehold property is amortised over the terms of the leases from the date the property is brought into use.

Other fixed assets are depreciated over their estimated useful lives on a straight-line basis at rates sufficient to reduce them to their estimated residual value. Such estimated useful lives are:

Freehold land	- Not depreciated

Freehold buildings	- 20 to 50 years

Plant and machinery	- 3 to 15 years

Vehicles	- 3 to 5 years.

When properties are revalued, the depreciation thereafter provided is based on the revalued depreciable amounts.

In accordance with FRS 11 “Impairment of Fixed Assets and Goodwill”, where assets are impaired as a result of market factors, write-downs are charged initially against any related revaluation reserve until historic cost is reached and thereafter charged to operating profit.

Fixed Asset Investments

Investments held as fixed assets are stated at cost less any provision for impairment in their value.

Leasing

Finance leases relating to significant items of plant, machinery and vehicles have been capitalised and depreciated in accordance with Premier’s depreciation policy, subject to a maximum period of the term of the lease. The capital element of future lease payments is included in other creditors.  Payments under operating leases are charged wholly to the profit and loss account in the year in which they are incurred.

Where a leasehold property, which has substantially ceased to be used for the purpose of the business is sublet, full provision is made for the future costs of the property less recoverable amounts.

Stocks

Stocks are valued at the lower of cost and net realisable value. No interest is included but, where appropriate, cost includes production and other attributable overhead expenses. Cost is calculated on a first-in-first-out basis by reference to the invoiced value of supplies and attributable costs of bringing stocks to their present location and condition.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year, and the results of overseas subsidiaries are translated at the average rate of exchange ruling during the year. Differences on exchange arising from the retranslation of the opening net investment in subsidiary undertakings, and from the translation of the results of those companies at an average rate are taken to reserves. Where foreign currency borrowings are used to finance or hedge equity investments, the gain or loss arising on translation of these matched borrowings is also taken to reserves.  All other exchange differences are dealt with through the profit and loss account.

Deferred Tax

FRS 19 “Deferred tax”, which was adopted in 2002, requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their inclusion in tax computations.  Premier has chosen not to discount its deferred tax liability.  The prior year figures have been restated in order to comply with the standard.  The effects of adopting FRS 19 “Deferred tax” are:

	2001	2002
	£m	£m

Increase / (reduction) in taxation charge for the period	0.3	(0.6)

Reduction in net assets	7.1	—

Government Grants

Government grants on capital expenditure are credited to a deferral account and are released to revenue by equal annual amounts over the life of the asset to which they relate. Other grants are released to revenue over the life of the projects to which they relate.

Pension Costs

Pension costs are recognised and measured in accordance with SSAP 24 “Accounting for pension costs”.  The pension costs relating to Premier pension schemes are assessed in accordance with the advice of independent qualified actuaries. The amounts so determined include the regular cost of providing the benefits as a percentage of current and expected future earnings of the employees covered. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

FRS 17 “Retirement benefits”

FRS 17 “Retirement benefits” introduces a completely different approach to accounting for defined benefit pension schemes. At each year end the pension scheme assets are measured at market value, the pension scheme liabilities are measured at a present value using a specified actuarial valuation method and discounted at a corporate bond rate, and the resulting surplus or deficit is shown on the company’s balance sheet. FRS 17 “Retirement benefits” redefines what should be reported as operating costs, including an annual “current service cost” (which is no longer reduced or increased by spreading forward surpluses or deficits). The expected return on scheme assets less the notional interest cost on the scheme liabilities is included as other finance costs (or income) adjacent to interest. Actuarial gains and losses from year to year are to be recognised immediately in the Statement of Total Recognised Gains and Losses. FRS 17 “Retirement benefits” requires that accounts ending after June 22, 2001 give additional balance sheet disclosure in order to provide adequate future data comparatives when FRS 17 “Retirement benefits” is fully implemented.  Premier has provided this information separately within the financial statements.  Full adoption of FRS 17 “Retirement benefits” has been delayed in accordance with the standard until the financial statements for the year ended December 31, 2005.

Post Retirement Benefits

Premier provides certain additional post retirement and unfunded pension benefits principally for employees in continental Europe. The estimated cost of providing such benefits is charged against profits on a systematic basis over the employees’ working lives within Premier.

Exceptional Items

Exceptional items are those that need to be disclosed by virtue of their size or incidence. Such items are included within operating profits unless they represent profits or losses on the sale or termination of an operation, costs of a fundamental reorganisation or restructuring having a material affect on the nature and focus of Premier’s business, or profits or losses on the disposal of fixed assets.

Cash and Liquid Resources

Short-term cash deposits, which can be called on demand or without notice without any material penalty are included within cash balances within the consolidated balance sheet and consolidated cash flow statements.

Debt Issuance Costs

Costs relating to the issuance of debt are capitalised and amortised over the period of the debt, in line with the amortisation of the debt, in accordance with FRS 4 “Capital Instruments”.

Financial Instruments

Derivative financial instruments utilised by Premier comprise interest rate swaps, cross currency swaps, forward foreign exchange contracts and currency options.  All such instruments are used for hedging purposes to alter the risk profile of an underlying exposure faced by Premier.  Interest rate swap settlements are recognised as adjustments to interest expense over the term of the underlying instrument and exchange gains or losses are recognised on the maturity of the underlying transaction.

2. Analysis of Continuing Operations

	2001				2002
	Continuing operations	Operating exceptional items	Discontinued operations	Total	Continuing operations	Operating exceptional items	Discontinued operations	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Turnover	853.6	—	4.1	857.7	889.1	—	0.2	889.3
Cost of sales	(657.2)	(0.9)	(3.7)	(661.8)	(653.6)	—	(0.2)	(653.8)

Gross profit	196.4	(0.9)	0.4	195.9	235.5	—	—	235.5

Selling and distribution	(106.0)	(2.5)	(0.5)	(109.0)	(116.8)	—	—	(116.8)
Administrative	(26.1)	(8.8)	(0.7)	(35.6)	(41.1)	(16.8)	(0.1)	(58.0)
Net operating expenses	(132.1)	(11.3)	(1.2)	(144.6)	(157.9)	(16.8)	(0.1)	(174.8)

Operating profit	64.3	(12.2)	(0.8)	51.3	77.6	(16.8)	(0.1)	60.7

	2003
	Continuing operations	Operating exceptional items	Discontinued operations	Total
	£m	£m	£m	£m

Turnover	890.0	—	—	890.0
Cost of sales	(667.8)	(9.4)	—	(677.2)

Gross profit	222.2	(9.4)	—	212.8

Selling and distribution	(105.9)	(1.4)	—	(107.3)
Administrative	(36.9)	—	—	(36.9)
Net operating expenses	(142.8)	(1.4)	—	(144.2)

Operating profit	79.4	(10.8)	—	68.6

The discontinued operations relate to FE Barber Limited (trading as Kingsland Wines and Spirits), which was sold in February 2001 and a non-core, non-grocery business, which was put into liquidation in March 2002.

Reclassification of 2001 and 2002 turnover and selling and distribution costs

In 2003, it was identified that certain promotional expenditure would be more appropriately classified as “selling and distribution costs” rather than a reduction in “sales”.  The 2001 and 2002 comparatives have been reclassified accordingly, and the effect is set out below:

	2001	2002
	£m	£m
Turnover
Reported in Annual Financial Report for the year ended December 31	849.3	882.5
Selling and distribution costs reclassified as turnover	8.4	6.8

Reported in Annual Financial Report for the year ended December 31, 2003	857.7	889.3

Selling and distribution costs
Reported in Annual Financial Report for the year ended December 31	100.6	110.0
Selling and distribution costs reclassified as turnover	8.4	6.8

Reported in Annual Financial Report for the year ended December 31, 2003	109.0	116.8

3. Exceptional Items

The principal components of exceptional items are as follows:

	2001	2002	2003
	£m	£m	£m
Operating exceptional items:
Continuing operations:
Restructuring of production facilities	(3.5)	(8.8)	(9.4)
Restructuring of selling and distribution facilities	(4.2)	(1.3)	(1.4)
Restructuring of administration facilities	(4.5)	(4.5)	—
Nestlé acquisition costs	—	(2.2)	—

Total operating exceptional items	(12.2)	(16.8)	(10.8)

Non-operating exceptional items:
Loss on sale or termination of discontinued operations	(29.6)	(0.4)	—
Profit / (loss) on sale of fixed assets	3.4	(1.6)	2.0

Total non-operating exceptional items	(26.2)	(2.0)	2.0

The loss on sale or termination of discontinued operations in 2002 relates to the liquidation of a non-core, non-grocery business, which was put into liquidation in March 2002.  The loss on sale or termination of discontinued operations in 2001 relates to the disposal of our wines and spirits operations.

4. Summary Segmental Analysis

	Turnover by product group
	2001	2002	2003
	£m	£m	£m

Convenience foods, pickles and sauces	361.3	376.1	392.3
Beverages	182.9	178.1	151.9
Spreads	151.8	185.0	201.9
Potatoes	157.6	149.9	138.1
Desserts	—	—	5.8
Continuing operations	853.6	889.1	890.0
Discontinued operations	4.1	0.2	—

Total	857.7	889.3	890.0

Following the acquisition of the ambient desserts manufacturing business in the U.K. and Republic of Ireland of Unilever PLC in December 2003, a “desserts” business unit has been created to report sales of Ambrosia and Brown & Polson products.

In 2003, it was identified that certain promotional expenditure would be more appropriately classified as “selling and distribution costs” rather than a reduction in “sales”.  The 2001 and 2002 comparatives have been reclassified accordingly (see note 2 “Analysis of Continuing Operations”).

Premier operates as a unified grocery products business.  The product groups shown have shared administrative functions and the operating assets are not separable. Therefore, further segmental analysis of operating profit and operating assets by product group is not possible.

	Turnover by geographical origin			Turnover by geographical market
	2001	2002	2003	2001	2002	2003
	£m	£m	£m	£m	£m	£m

U.K.	731.8	767.8	762.0	720.7	746.3	743.2
Mainland Europe	121.8	121.3	128.0	124.4	131.3	138.7
Other countries	—	—	—	8.5	11.5	8.1
Continuing operations	853.6	889.1	890.0	853.6	889.1	890.0
Discontinued operations	4.1	0.2	—	4.1	0.2	—

Total	857.7	889.3	890.0	857.7	889.3	890.0

	Operating profit by geographical origin			Operating assets by geographical origin
	2001	2002	2003	2002	2003
	£m	£m	£m	£m	£m

U.K.	62.5	74.5	75.2	262.1	339.6
Mainland Europe	2.3	3.1	4.2	33.9	39.0
Other countries	(0.5)	—	—	—	—
Continuing operations	64.3	77.6	79.4	296.0	378.6
Operating exceptional items (note 3)	(12.2)	(16.8)	(10.8)	—	—
Discontinued operations	(0.8)	(0.1)	—	—	—

Total	51.3	60.7	68.6	296.0	378.6

Net debt				(445.8)	(513.0)

Net deficit				(149.8)	(134.4)

5. Profit / (Loss) on Ordinary Activities Before Taxation

	2001	2002	2003
	£m	£m	£m
The profit / (loss) before tax was arrived at after charging:

Depreciation of tangible fixed assets
Owned assets	15.9	19.1	23.3
Leased assets	0.2	0.1	0.1
Amortisation of intangible fixed assets	0.5	4.2	7.1
Auditors remuneration
Audit services	0.3	0.3	0.3
Audit-related services	0.1	0.1	0.1
Other services	0.3	0.4	0.1
Operating lease payments
Plant and machinery	4.3	2.9	3.5
Land and buildings	1.7	1.6	2.0
Research and development	0.4	1.0	0.9

6. Employees

Employee remuneration and related costs (including directors’ emoluments) were as follows:

	2001	2002	2003
	£m	£m	£m

Wages and salaries	90.0	94.9	102.0
Social security costs	9.0	9.2	11.0
Other pension costs	2.7	3.1	5.0

	101.7	107.2	118.0

The average number of employees during the period was as follows:

	2001	2002	2003

Management	343	374	417
Administration	586	670	630
Production, distribution and other	3,288	3,293	3,603

	4,217	4,337	4,650

Pensions

Premier participates in a number of Premier Holdings pension schemes (principally the HF scheme and the Premier Brands pension plan), the majority of which are funded defined benefit schemes; there are in addition a small number of company defined contribution schemes, personal pension schemes and life assurance only arrangements. The scheme funds are administered by trustees and are independent of Premier’s finances.  The schemes invest in a mixture of U.K. and European equities and corporate and government bonds.

The total pension cost for Premier in 2001, 2002 and 2003 has been assessed in accordance with the advice of independent qualified actuaries, using the Projected Unit Method.  Actuarial assessments of the schemes were made during 2003, with the principal actuarial assumptions being that the rate of discount of liabilities is 3% more than wage inflation and 4% more than pension increases.  Allowance was made for pensions in payment to increase as required by statute and in accordance with the rules of the schemes, and also to reflect Premier Holdings’ and Premier’s policies.  Assets were valued in 2003 and 2002 using a discounted dividend approach.  In 2001, assets were valued using a market value approach.  The market valuation methodology was more appropriate than an actuarial value approach in 2001, as the discounted dividend approach generated valuations of the scheme assets that were excessive, in the view of Premier’s management.

At December 31, 2003, the date of the latest actuarial assessments, based on the most recent formal actuarial valuations at December 31, 2002 for the Premier Brands scheme and April 5, 2001 for the HF scheme, the total market value of the assets was £197.3m and the actuarial value of the assets was sufficient to cover 100% of the benefits that had accrued to members after fully allowing for future salary increases.  The normal cost of Premier’s defined benefit pension schemes was £4.1m (2002: £3.9m, 2001: £3.9m), which, after interest on the recognised surplus and amortisation of the remaining unrecognised surplus, resulted in a net defined benefit pensions expense of £4.3m (2002: £2.6m, 2001: £2.0m).  Premier recommenced contributions to the schemes from July 2003, paying £1.6m and accruing £0.3m in contributions to December 31, 2003.  The pension prepayment was amortised by £2.4m.  Premier did not contribute to the schemes during 2002, due to the scheme surplus, therefore the amortisation of the pension prepayment of £2.6m comprised the net defined benefit pensions expense of £2.6m.  In 2001, Premier did not contribute to the schemes, due to the scheme surplus at that time.  The net defined benefit pensions expense of £2.0m in 2001 comprised an amortisation of the pension prepayment of £2.0m.

The cost of the defined contribution schemes was £0.3m (2002: £0.2m, 2001: £0.7m).

The pension prepayment at December 31, 2003 was £5.8m (2002: £8.2m), which represented the accumulated difference between the pension cost and employer contributions.  The reduction in the prepayment of £2.4m comprises the amortisation in 2003 of £2.4m.

Premier also operates plans in continental Europe, which provide employees with certain post retirement and unfunded pension benefits.  The liabilities in respect of these benefits amounted to £0.3m at December 31, 2003 (2002: £0.1m; 2001: £0.6m).  The cost of these plans was £0.4m (2002: £0.3m; 2001: £0.3m).

FRS 17 “Retirement benefit” disclosures

FRS 17 “Retirement benefits” came into effect during 2001.  The following items are recorded under the transitional disclosure requirements of FRS 17, and should be read in conjunction with the pension disclosures in accordance with SSAP 24 “Accounting for pension costs” recorded above. Full actuarial assessments of the schemes were made on December 31, 2003 by an independent qualified actuary, based on the most recent formal actuarial valuations at December 31, 2002 for the Premier Brands scheme and April 5, 2001 for the HF scheme.  The major assumptions used by the actuary were:

	2001	2002	2003

Rate of increase in salaries	3.0%	2.5%	2.5%
Rate of increase in pensions in payment	2.0%	1.5%	1.5%
Discount rate	6.0%	5.5%	5.5%
Inflation assumption	2.0%	1.5%	1.5%

The assets in the scheme and the expected rate of return at December 31, were:

Asset	Expected rate of return 2001	Market value 2001	Expected rate of return 2002	Market value 2002	Expected rate of return 2003	Market value 2003
				£m		£m

Equities	7.4%	145.5	9.5%	123.3	8.5%	148.6
Bonds	6.5%	62.4	6.0%	51.6	6.0%	47.9
Other	4.0%	4.7	4.0%	0.7	4.0%	0.8
Total market value of scheme assets	7.0%	212.6	7.0%	175.6	7.9%	197.3

The following amounts at December 31, were measured in accordance with the requirements of FRS 17 “Retirement benefits”.

	2001	2002	2003
	£m	£m	£m

Total market value of scheme assets	212.6	175.6	197.3
Present value of scheme liabilities	(215.1)	(185.9)	(205.9)

Deficit in the schemes	(2.5)	(10.3)	(8.6)
Related deferred tax asset	0.8	3.1	2.6

Net pension liability	(1.7)	(7.2)	(6.0)

If the above amounts had been recognised in the financial statements, Premier’s net liabilities and profit and loss reserve at December 31, would be as follows:

	2001	2002	2003
	£m	£m	£m

Net deficit including pension prepayment recognised under SSAP 24	(167.3)	(149.8)	(134.4)
Pension prepayment recognised under SSAP 24	(10.8)	(8.2)	(5.8)
Net pension liability recognised under FRS 17	(1.7)	(7.2)	(6.0)

Net liabilities including pension liability recognised under FRS 17	(179.8)	(165.2)	(146.2)

Profit and loss reserve including pension prepayment recognised under SSAP 24	(878.2)	(860.7)	(845.3)
Pension prepayment recognised under SSAP 24	(10.8)	(8.2)	(5.8)
Net pension liability recognised under FRS 17	(1.7)	(7.2)	(6.0)

Profit and loss reserve including pension liability recognised under FRS 17	(890.7)	(876.1)	(857.1)

The following amounts would have been recognised in the performance statements in the year to December 31, 2003 and 2002 under the requirements of FRS 17:

	2002	2003
	£m	£m
Analysis of amount charged to operating profit
Current service cost	3.9	4.3
Past service cost (gross)	—	1.0
Less unrecognised surplus	—	—
Curtailments / settlements (gross)	—	—
Less unrecognised surplus	—	—
Total operating charge	3.9	5.3

Analysis of amount credited to other finance income
Expected return on pension scheme assets	15.0	14.5
Interest on pension scheme liabilities	(12.9)	(10.4)
Net return	2.1	4.1

Analysis of amount recognised in Statement of Total Recognised Gains and Losses
Actual return less expected return on pension scheme assets	(31.2)	15.0
Experience gains and losses arising on the scheme liabilities	2.4	(13.7)
Changes in assumptions underlying the present value of the scheme liabilities	22.8	—
Actuarial gain / (loss) recognised in the Statement of Total Recognised Gains and Losses	(6.0)	1.3

Movement in surplus / (deficit) during the year
Surplus / (deficit) in the scheme at beginning of the year	(2.5)	(10.3)
Movement in year:
Current service cost	(3.9)	(4.3)
Employer contributions	—	1.6
Past service costs	—	(1.0)
Other finance income	2.1	4.1
Actuarial gain / (loss) recognised in the Statement of Total Recognised Gains and Losses	(6.0)	1.3
Surplus / (deficit) in scheme at end of year	(10.3)	(8.6)

History of experience gains and losses

Difference between the expected and actual return on scheme assets:
Amount (£m)	(31.2)	15.0
Percentage of scheme assets at period end	18%	8%

Experience gains and losses of scheme liabilities:
Amount (£m)	2.4	(13.7)
Percentage of the present value of the scheme liabilities at period end	1%	7%

Total amount recognised in Statement of Total Recognised Gains and Losses:
Amount (£m)	(6.0)	1.3
Percentage of the present value of the scheme liabilities at period end	3%	1%

Employer contributions in the year ended December 31, 2003 were £1.6m. It has been expected that contributions will be £6.2m in 2004 and £6.8m per annum thereafter.

Directors’ emoluments

Aggregate emoluments paid to Directors by Premier in respect of services to Premier and its subsidiaries totalled £0.6m (2002: £2.2m, 2000: £2.6m) for the year, including £nil (2002: £1.0m, 2001: £0.8m) of compensation for loss of office.  Retirement benefits accrue to two Directors (2002: two, 2001: three) under defined benefit schemes.  The highest paid Director was paid £0.3m (2002: £0.5m, 2001: £1.0m).   The accrued pension in respect of this director was £0.0m (2002: £0.0m, 2001 £0.0m).

7. Interest payable and similar charges

	2001	2002	2003
	£m	£m	£m

Bank loans and overdrafts	46.0	47.1	47.1
Exchange loss / (gain) on U.S. dollar denominated bond	3.6	(13.2)	5.0
Amortisation of capitalised debt issuance costs	7.5	6.3	5.7
Finance leases	0.1	0.1	—

	57.2	40.3	57.8

In January 2003, Premier entered into derivative contracts, which had the effect of fixing the pounds sterling value of the US$200m Senior Notes at £129.2m.  A loss of £5.0m was recorded on entering into these contracts.

8. Taxation on Profit / (Loss) on Ordinary Activities

	2001	2002	2003
	£m	£m	£m

Premier and subsidiary undertakings:
U.K. corporation tax at 30.0% (2002: 30.0%, 2001: 30.0%)
Current year	0.8	6.7	5.2
Prior year	(0.2)	—	(0.2)
Overseas tax	—	—	—
Total current tax	0.6	6.7	5.0
Deferred tax	0.3	(0.7)	1.3

Taxation charge on profit / (loss) on ordinary activities	0.9	6.0	6.3

The principal items affecting the tax charge are exceptional items not taxable or not allowable for tax purposes.  Tax relief on exceptional items in the year was £3.2m not taxable (2002: £4.0m not allowable, 2001: £2.5m not allowable).

A reconciliation from the corporation tax calculated from the profit / (loss) before tax to the actual tax charge is set out below.

	2001	2002	2003
	£m	£m	£m

Profit / (loss) before taxation	(27.6)	22.3	18.5

Tax credit / (charge) on profit / (loss) before tax at U.K. corporation tax rate of 2003: 30.0% (2002: 30.0%, 2001: 30.0%)	8.3	(6.7)	(5.6)

Non allowable / (disallowable) exceptional items	(9.0)	(1.6)	0.6
Timing differences	0.9	(0.7)	0.9
Utilisation of taxation losses	—	4.1	—
Other disallowable items	(0.8)	(1.8)	(1.1)
Adjustment to prior year	—	—	0.2

Taxation credit / (charge) on profit / (loss) on ordinary activities	(0.6)	(6.7)	(5.0)

9. Intangible Assets

	Goodwill	Trademarks	Total
	£m	£m	£m

Cost at January 1, 2003	91.4	27.5	118.9
Additions	55.8	27.8	83.6

Cost at December 31, 2003	147.2	55.3	202.5

Amortisation at January 1, 2003	3.8	1.2	5.0
Charge for the year	5.6	1.5	7.1

Amortisation at December 31, 2003	9.4	2.7	12.1

Net book value at December 31, 2003	137.8	52.6	190.4

Net book value at December 31, 2002	87.6	26.3	113.9

The addition to goodwill during 2003 includes £55.6m in relation to the acquisition of the ambient desserts manufacturing business in the U.K. and the Republic of Ireland of Unilever PLC (“Ambrosia”).  Goodwill arising on acquisition is amortised over a period of 20 years.

The addition to trademarks in 2003 relates to trademarks acquired on the acquisition of Ambrosia.  Trademarks are amortised over a period of 20 years.

10. Tangible Fixed Assets

	Freehold land and buildings	Long leasehold properties	Short leasehold properties	Plant and machinery	Total
	£m	£m	£m	£m	£m

Cost or valuation at January 1, 2003	69.4	3.7	0.8	224.1	298.0
Additions	0.8	—	—	26.5	27.3
Acquisition of subsidiaries	3.9	—	—	13.3	17.2
Disposals	(5.1)	—	—	(7.9)	(13.0)
Exchange adjustments	0.8	—	—	2.7	3.5

Cost or valuation at December 31, 2003	69.8	3.7	0.8	258.7	333.0

Depreciation at January 1, 2003	15.6	0.6	0.4	146.3	162.9
Charge for the year	2.4	—	—	21.0	23.4
Acquisition of subsidiaries	—	—	—	—	—
Disposals	(1.7)	—	—	(6.9)	(8.6)
Exchange adjustments	0.4	—	—	1.8	2.2

Depreciation at December 31, 2003	16.7	0.6	0.4	162.2	179.9

Net book value at December 31, 2003	53.1	3.1	0.4	96.5	153.1

Net book value at December 31, 2002	53.8	3.1	0.4	77.8	135.1

The cost or valuation of depreciable assets included above at December 31, 2003	56.6	3.7	0.8	258.7	319.8

Analysis of cost or valuation at December 31, 2003
Cost	65.8	3.7	0.8	258.7	329.0
Valuation	4.0	—	—	—	4.0

	69.8	3.7	0.8	258.7	333.0

Included in long leasehold property at December 31, 2003 were capitalised finance leases with a net book value of £0.3m (2002: £0.3m, 2001: £0.3m).  Depreciation charged during the year on these assets was £nil (2002: £nil, 2001: £nil). Included in plant and machinery at December 31, 2003 were capitalised finance leases with a net book value of £0.1m (2002: £0.2m, 2001: £0.2m). Depreciation charged during the year on these assets was £0.1m (2002: £0.1m, 2001 £0.2m).

Premier implemented FRS 15, “Tangible and intangible fixed assets” in 2000.  Premier has taken advantage of the transitional arrangements relating to previously revalued assets and has not revalued those assets held at valuation.  Premier’s freehold and long leasehold properties in the U.K. were revalued on the basis of open market value for existing use by Bidwells at December 31, 1990. The historical cost of revalued assets at December 31, 2003 was £0.1m (2002: £0.1m). The valuations were undertaken in accordance with the manual of the Royal Institute of Chartered Surveyors. The book values of these properties were adjusted to their valuations during the relevant financial period and the resultant net surplus credited to the revaluation reserve.

	2002	2003
	£m	£m
Capital expenditure commitments
Expenditure contracted for but not provided in the consolidated financial statements	1.4	5.0

11. Investments

Unlisted investments	£m

At January 1, 2003	0.2
Additions	—
Disposals	—
At December 31, 2003	0.2

Provisions at December 31, 2002 and 2003	—

Net book value at December 31, 2003	0.2

Net book value at December 31, 2002	0.2

12. Stocks

	2002	2003
	£m	£m

Raw materials	36.9	43.4
Work in progress	4.9	2.5
Finished goods and goods for resale	69.5	76.4

	111.3	122.3

13. Debtors

	2002	2003
	£m	£m

Due within one year:
Trade debtors, net of provisions	108.8	98.7
Other debtors including VAT	18.8	14.9
Prepayments	5.9	5.1
	133.5	118.7
Due after more than one year:
Other debtors and pension prepayments	9.0	6.5

Total debtors	142.5	125.2

14. Creditors Due Within One Year

	2002	2003
	£m	£m

Senior Credit Facility due within one year	27.0	34.2
Other bank loans and overdrafts	3.2	10.3
Capitalised debt issuance costs	(5.7)	(4.7)
	24.5	39.8

Trade creditors	138.4	147.6
Corporation taxes	12.4	19.0
Other taxes and social security	5.9	4.3
Finance lease obligations	0.1	0.1
Amounts due to parent company	0.9	1.9
Other creditors	12.8	6.4
Interest accruals	10.5	8.8
Other accruals	12.1	10.1

	217.6	238.0

15. Creditors Due After More Than One Year

	2002	2003
	£m	£m

Borrowings:
Unsecured subordinated U.S.$200m 12.0% Senior Notes due 2009	124.2	129.2
Unsecured subordinated £75m 12.25% Senior Notes due 2009	75.0	75.0
Capitalised debt issuance costs	(1.1)	—
	198.1	204.2

Senior Credit Facility	265.3	217.9
Capitalised debt issuance costs	(8.1)	(5.4)
	257.2	212.5

Acquisition Facility	—	75.0
Capitalised debt issuance costs	—	(3.4)
	—	71.6

Loan from related party	9.3	9.3
Other unsecured loans	0.1	0.1
	9.4	9.4

	464.7	497.7

Other creditors:
Government grants in respect of capital expenditure	0.2	0.2

The loan from related party is from HMTF Poultry, an affiliated company, does not bear interest and is repayable in full on July 31, 2009.

The maturity profiles of borrowings and finance lease obligations are shown in note 20.

Description of Senior Credit Facility, Acquisition Facility and Subordination Arrangements

Senior Credit Facility

In May 2002, Premier Financing entered into an amended and restated Senior Credit Facilities Agreement with J.P. Morgan plc and Barclays Capital as arrangers, JPMorgan Chase Bank and Barclays Bank plc as underwriters, with J.P. Morgan Europe Limited as agent and security agent (the “Senior Credit Facility”). Under the Senior Credit Facility, a syndicate of financial institutions made £412.3m of senior secured credit facilities available to Premier Financing.  These facilities have been reduced in line with repayments made.  At December 31, 2003, the facilities available to Premier amounted to £352.1m.

Acquisition Facility

In November 2003, Premier Financing entered into a subordinated facilities agreement with J.P. Morgan PLC as arranger, JPMorgan Chase Bank as underwriter and J.P. Morgan Europe Limited as agent and security agent (the “Acquisition Facility”).  Under the Acquisition Facility, a syndicate of financial institutions made an unsecured term loan facility of up to £75.0m available to Premier Financing for acquisition purposes.

Structure

Senior Credit Facility

The Senior Credit Facility provides for £352.1m of loan facilities comprising (i) Term A and Term B Facilities and (ii) the Working Capital Facility (each as described below) and the ancillary facilities which may be provided therein.

The Term A Facility is for an amount of up to £187.4m and the Term B Facility is for an amount of up to £64.7m.  At December 31, 2003, £187.4m was outstanding on the Term A Facility and £64.7m was outstanding on the Term B Facility.

The Working Capital Facility in the amount of up to £100.0m is available in pounds sterling or the equivalent in certain foreign currencies in the form of revolving advances and a letter of credit facility, which is to be used for general corporate purposes.  At December 31, 2003, £4.4m had been drawn down as a cash advance under the Working Capital Facility and £34.8m was utilised for general corporate purposes.

Acquisition Facility

The Acquisition Facility is for an amount of up to £75.0m.  At December 31, 2003, £75.0m was outstanding on the Acquisition Facility.

Interest Rates and Fees

Interest on advances under the various facilities is payable at the rate per annum equal to LIBOR (or EURIBOR for euro) plus applicable mandatory liquid asset costs plus the following applicable margins in relation to the facilities:

•                  2.25% per annum reducing on the basis of a ratchet reducing in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios for the Term A Facility and the drawn down amount under the Working Capital Facility.  At December 31, 2003, the margin applied to LIBOR on the Term A Facility was 1.75%;

•                  2.75% per annum for the Term B Facility; and

•                  4.50% per annum for the Acquisition Facility.

Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities.  The commitment fees on the Working Capital Facility reduce in several steps to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At December 31, 2003, the margin applied to LIBOR in respect of commitment fees was 0.50%.  Default interest is payable at the applicable interest rate plus 1% per annum.

Security and Guarantees

Premier Financing’s obligations under the Senior Credit Facility are required to be guaranteed by each of the material operating subsidiaries of Premier. Each charging subsidiary has granted security over substantially all of its assets, including English law fixed charges over material properties, bank accounts, insurances, debts and shares and a floating charge over all of its other undertakings and assets. Certain limited material subsidiaries incorporated outside of England and Wales have given similar security.

Covenants

The Senior Credit Facility requires Premier Financing to observe certain undertakings, including undertakings relating to delivery of financial statements, insurances, notification of any default or any occurrence which could be reasonably expected to have a material adverse effect, consents and authorisations being maintained, compliance with environmental laws, notification of material litigation and labour disputes, access to books and records, uses of proceeds, filing of tax returns, pension schemes, the provision of guarantees and security from subsidiaries, euro compliance, intellectual property rights and hedge transactions.

The Senior Credit Facility requires Premier Financing to comply with certain negative covenants, including covenants relating to negative pledges, borrowed money, guarantees, disposals, operating leases, change of accounting reference date or accounting policy, identity of auditors, equity yield and intercompany loan payments, reduction of capital, loans and credit, intra-group contracts and arrangements, distributions, share capital, disposals, acquisitions and joint ventures, amendments to documents, change in business, merger and amalgamation, shareholder’s meetings and constitutive documents, acquisitions and joint ventures and new subsidiaries.  Certain categories of permitted payment may be made as exceptions to the restrictions on dividends and intercompany loan payments including payment of interest on the Notes.

In addition, the Senior Credit Facility requires Premier Financing to comply with specified financial ratios and tests, including EBITDA / total interest expense, total net debt / EBITDA, fixed charge coverage ratio and maximum capital expenditure.  In the year ended December 31, 2003, Premier met all covenants imposed by the Senior Credit Facility.

There are caps on permitted budgeted capital expenditure for each financial year with the right to carry forward any surplus of budgeted capital expenditures up to a maximum surplus amount of one third of the previous year’s budget for use within the first six months of the following financial year. An additional capital expenditure basket permitted by the Senior Credit Facility permits Premier to spend up to £10.0 million in total on capital expenditure, over and above the financial limits prescribed.

Maturity and Amortisation

Senior Credit Facilities

Term Loan Facilities: The Term A Facility will be repaid in semi-annual instalments commencing on June 30, 2002, with the final maturity on December 31, 2007.  The Term B Facility will be repaid in two instalments with 50% repayable on June 30, 2008 and the balance repayable on December 31, 2008.

Working Capital Facility: The Working Capital Facility (and all other facilities made available thereunder) will cease to be available on December 31, 2007.

Acquisition Facility

The Acquisition Facility will be repaid in one instalment on March 31, 2009.

Subordination Deed

The Subordination Deed provides for restrictions on Premier taking certain actions in relation to the Notes.  In particular, Premier may not receive payments to pay principal on the Notes or any prepayment, redemption, defeasance or purchase of principal on the Notes or certain indemnities until the Senior Credit Facility has been paid in full.

16. Provisions for Liabilities and Charges

	Deferred tax	Unfunded pension liabilities and post retirement benefits	Restructuring and other provisions	Total
	£m	£m	£m	£m

At January 1, 2003	7.0	0.1	6.7	13.8
Charged	1.3	—	8.6	9.9
Utilised	—	—	(9.4)	(9.4)

At December 31, 2003	8.3	0.1	5.9	14.3

Deferred tax relates principally to accelerated capital allowances and pension prepayment.  Deferred tax has not been provided in respect of liabilities, which might arise on the distribution of unappropriated profits of overseas entities.

Restructuring provisions represent the liability in respect of (i) the closure of the Hadfield site and integration of its operations into the Histon and Bury St. Edmunds sites; (ii) changes to distribution arrangements; and (iii) provision in relation to the restructuring of Materne, Premier’s French preserve and compote manufacturing and selling operation following the integration of Premier Brands France, Premier’s French biscuit distribution company.

The provision for unfunded pension liabilities and post retirement benefits represents the liability in respect of pension obligations in Premier’s continental European operations where no funded plans are in operation.

The potential liability for tax on capital gains, which might arise if Premier’s revalued properties were to be sold at their book value, and no advantage taken of rollover relief, is estimated to be £1.2m (2002: £1.2m).

17. Share Capital and Reserves

	2002	2003
	£m	£m

Authorised
100,000,000 £1 ordinary shares (2002: 100,000,000 £1 ordinary shares)	100.0	100.0

Issued and fully paid
83,701,200 £1 ordinary shares (2002: 83,701,200 £1 ordinary shares)	83.7	83.7

	Share capital	Share premium	Revaluation reserve	Profit and loss account	Total capital and reserves
	£m	£m	£m	£m	£m

At January 1, 2003	83.7	623.2	4.0	(860.7)	(149.8)
Movements in the year:
Retained profit for the financial year	—	—	—	12.2	12.2
Exchange movements	—	—	—	3.2	3.2

At December 31, 2003	83.7	623.2	4.0	(845.3)	(134.4)

18. Acquisitions and Disposals

The provisional value of the net assets acquired and consideration paid in respect of the acquisition of the ambient desserts manufacturing business in the U.K. and the Republic of Ireland of Unilever PLC (“Ambrosia”) in December 2003, was as follows:

	Book value	Revaluations	Consistency of accounting policy	Provisional fair value
	£m	£m	£m	£m

Assets acquired:
Intangible assets	27.8	—	—	27.8
Fixed assets	17.2	—	—	17.2

Current assets
Stocks	6.5	—	(0.8)	5.7

Total capital employed	51.5	—	(0.8)	50.7

Consideration
Cash	106.3	—	—	106.3

Total consideration	106.3	—	—	106.3

Goodwill arising	54.8	—	0.8	55.6

From December 1, 2003, the Ambrosia ambient foods business contributed £5.8m to Premier’s turnover, £0.7m to Premier’s operating profit, £1.3m to net cash flow from operating activities, £0.7m of interest expense and £nil to capital expenditure.

The value of the net assets acquired and consideration paid in respect of the acquisition of the ambient foods business in the U.K. of Nestlé SA (“Nestlé”) in May 2002, was as follows:

	Book value	Revaluations	Consistency of accounting policy	Fair value
	£m	£m	£m	£m

Assets acquired:
Intangible assets	20.0	—	—	20.0
Fixed assets	24.7	(4.8)	—	19.9

Current assets
Stocks	12.4	(0.1)	(0.9)	11.4
Trade debtors	—	—	—	—
Other debtors	1.0	—	—	1.0

Creditors due in less than one year
Trade creditors	—	—	—	—
Other creditors	(0.2)	—	—	(0.2)

Total capital employed	57.9	(4.9)	(0.9)	52.1

Consideration
Cash	132.2	—	—	132.2
Debt net of cash acquired	—	—	—	—

Total consideration	132.2	—	—	132.2

Goodwill arising	74.3	4.9	0.9	80.1

The Nestlé ambient foods business contributed £55.6m to Premier’s turnover, £6.9m to Premier’s operating profit, £9.1m to net cash flow from operating activities, £5.9m of interest expense and £0.3m to capital expenditure in 2002.

In addition, in January 2002, Premier acquired a potato seed business for £0.6m.  The assets acquired comprised £0.2m of trade debtors and £0.2m of trade creditors.  The goodwill arising on the acquisition was £0.6m.

There were no disposals in 2003 or 2002.

19. Commitments and Contingencies

Commitments to make operating lease payments during the next financial year were as follows:

	Land and buildings		Plant and machinery
	2002	2003	2002	2003
	£m	£m	£m	£m
On leases expiring:
Within 1 year	0.4	0.5	0.4	0.4
Between 2 and 5 years	0.3	0.2	2.2	2.5
After 5 years	0.7	0.7	—	—

	1.4	1.4	2.6	2.9

Capital commitments are disclosed in note 10 “Tangible Fixed Assets”.

Contingent liabilities

Legal proceedings

Hobson Limited (“Hobson”), a subsidiary of Premier, is a defendant in an action brought by the Co-operative Group (CWS) Limited (“CWS”) arising from events in 1995, when FE Barber Limited, a former subsidiary of Premier, and Hobson entered into an extension to a supply agreement with CWS, inter alia extending the term of that supply agreement by two and a half years.  CWS alleges that Andrew Regan, a director / shareholder in Hobson at that time, procured the extension by causing a bribe to be paid to two CWS employees via a broker.  Hobson is alleged to be vicariously liable for Mr Regan’s actions.

The two CWS employees (who were convicted of accepting a bribe in prior criminal proceedings), Mr Regan (who was acquitted in the criminal proceedings), the broker, and Hobson’s former solicitor, Mr Thomas (who was acquitted in the criminal proceedings), are also defendants to CWS’s claim.  Premier, Hobson and FE Barber Limited have also commenced proceedings against Mr Regan, the two CWS employees, the broker, Mr Thomas, and Mr Thomas’ former firm, Alsop Wilkinson, claiming, inter alia, damages and an indemnity against any liability in the proceedings brought by CWS.

The claim made by CWS has yet to be quantified.  However, it is the view of Premier’s management, that the claim is unlikely to succeed but that were it to do so, their assessment is that the value of the Group’s share of any settlement would not be material to the Group.

The proceedings will be heard together and are at an early stage; defences have been served and a Case Management Conference will take place in April 2004.

In addition, Premier is subject to certain legal claims incidental to its operations.  In the opinion of the directors, after taking appropriate legal advice, these claims are not expected to have, either individually or in aggregate, a material adverse effect upon Premier’s financial position.

Guarantees

On June 28, 2002, Premier Ambient Products (UK) Limited, a subsidiary of Premier entered into a sale and purchase agreement with Ardnure Investments Limited for the sale and purchase of the entire share capital of Pastam Limited, a company registered in the Republic of Ireland, which had secured the right to acquire the ambient foods business in the Republic of Ireland of Nestlé SA.  Premier Financing Limited, a subsidiary of Premier, has guaranteed minimum royalty payments due from Pastam Limited to Nestlé SA, should Pastam Limited be placed into receivership.  In turn, Pastam Limited has signed a deed of indemnity, whereby it will indemnify Premier Financing for any loss suffered should the guarantee be called upon, and has granted Premier a power of attorney to terminate the licence, should a receiver be appointed to Pastam Limited.  The maximum exposure to Premier under this guarantee at December 31, 2003 is Euro 4.7m, which reduces by Euro 0.3m per annum until 2017.  After 2017, the exposure is limited to Euro 0.6m.

20. Financial Instruments

Risk management

The interest rate and foreign exchange risks are managed by the Treasury Committee, which is a sub-committee appointed by the Board of Directors.  Day to day management of treasury activities is performed by the Group treasury department.  The framework for management of these risks is set down in the Senior Credit Facility Agreement and in the Treasury Policies and Procedures manual.

The main risks arising from Premier’s financial transactions are interest rate risk, liquidity risk and foreign currency risk.  The policies towards these risks are documented and are reviewed on a regular basis by the Treasury Committee.

Premier also enters into contracts with suppliers for its principal raw materials, some of which are considered commodities.  However, as these contracts are part of Premier’s normal purchasing activities and always result in actual delivery, commodity risk arising from these contracts is not considered material.

Interest rate risk

Premier borrows principally in pounds sterling and U.S. dollars at both fixed and floating rates of interest.  Premier actively monitors its interest rate exposure, since the high level of gearing makes its profitability sensitive to movements in interest rates.  However, the minimum interest rate hedging that must be in place is governed by the hedging strategy letter, which forms part of the £352.1m Senior Credit Facility Agreement.  Premier makes use of a variety of derivative instruments including interest rate swaps, collars and caps to hedge its interest rate exposure.  The mixture of instruments used to hedge its exposure however is determined by the conditions of the Senior Credit Facility and discussions with its lending group.  The Senior Credit Facility Agreement requires Premier to hedge a minimum of 50% of its senior debt.  The senior debt at December 31, 2003 amounts to £252.1m.  Premier currently has hedging in place for £132.4m until September 2004.  In addition, Premier has entered into a coupon swap to fix the cash flows on its U.S.$200m high yield debt issue, which has the effect of converting the interest payments into fixed rate sterling.

Liquidity risk

Premier has negotiated facilities with its bankers that provide sufficient headroom to ensure liquidity and continuity of funding.  It therefore has sufficient unutilised banking facilities and reserve borrowing capacity. Premier tends to have significant fluctuations in its short-term borrowing position due to seasonal factors; however, the revolving credit facilities are set at a level sufficient to meet its projected peak borrowing requirements.

Foreign exchange risks

Premier reports its financial statements in pounds sterling and trades in several non-sterling currencies. Its trading transactions are therefore subject to the effect of movements in these currencies.  Such exposures arise from sales or purchases in currencies other than the unit’s functional currency.  Management of the major exposures is centralised and managed by the Group treasury department, the small residual being managed by subsidiary companies within the guidelines set down in the Treasury Policies and Procedures manual.  This requires subsidiaries to hedge committed foreign currency transaction exposure above certain levels.  It is Premier’s policy to hedge exposure using forward foreign currency exchange contracts, currency borrowings / investments and currency options.  Again, this is monitored by the Treasury Committee.  Although Premier generates some of its profits in non-sterling currencies and has assets in non-sterling jurisdictions, the translation exposure resulting from these profits and overseas net assets is not considered material and is currently not hedged.  This matter is reviewed regularly by members of the Treasury Committee.

In January 2003, Premier entered into forward exchange contracts to purchase U.S.$200.0 million.  These had the effect under U.K. GAAP of fixing the pounds sterling value of the U.S.$200.0 million Senior Notes at £129.2 million.  A loss of £5.0 million was recorded on entering into these contracts.

Credit risk

Potential concentrations of credit risk to Premier consist principally of cash and cash equivalents and trade receivables.  Cash and cash equivalents are deposited with high-credit, quality financial institutions.  Trade receivables are due principally from major European grocery retailers. Furthermore, it is Premier’s policy to insure all third-party trade debt.  Premier does not consider there to be any significant concentration of credit risk at December 31, 2003.

Interest rate and currency profile	Sterling	U.S. dollar	Euro	Other	Total
	£m	£m	£m	£m	£m
2003
Financial assets
Floating rate	9.7	1.3	13.6	—	24.6

Cash and deposits	9.7	1.3	13.6	—	24.6

2002
Financial assets
Floating rate	30.2	1.6	11.7	—	43.5

Cash and deposits	30.2	1.6	11.7	—	43.5

The financial assets all have maturities of less than one year and are all at floating rates.

	Sterling	U.S. Dollar	Euro	Other	Total
	£m	£m	£m	£m	£m
2003
Financial liabilities
Floating rate	(256.1)	(0.2)	(1.1)	—	(257.4)
Fixed rate	(270.9)	—	—	—	(270.9)
Interest free	(9.3)	—	—	—	(9.3)

Borrowings	(536.3)	(0.2)	(1.1)	—	(537.6)

Fixed rate weighted average interest rate	8.53%
Fixed rate weighted average years to maturity	0.78
Interest free rate weighted average years to maturity	5.59

2002
Financial liabilities
Floating rate	(207.3)	—	—	—	(207.3)
Fixed rate	(272.7)	—	—	—	(272.7)
Interest free	(9.3)	—	—	—	(9.3)

Borrowings	(489.3)	—	—	—	(489.3)

Fixed rate weighted average interest rate	10.2%
Fixed rate weighted average years to maturity	1.69

The above calculation of the fixed rate weighted average interest rates excludes any borrowing margin on £182.6m as the derivative instruments used to fix the interest rates are not allocated specifically against Term A, Term B or the Acquisition Facility, which in turn would determine the applicable margin.  The level of floating rate borrowings are determined by reference to the Senior Credit Facility.  The pricing basis for all floating rate borrowings is LIBOR.  Interest periods selected are determined by reference to market conditions and interest rate outlook but cannot be for a maturity period longer than twelve months.  The weighted average period to maturity of the Senior Notes has been calculated to reflect the company’s option to repay the debt obligation on September 1, 2004.

The interest rates applicable to the Notes and Term and Working Capital Facilities are detailed in note 15.  The analysis of average interest rates and years to maturity on fixed rate debt is after adjusting for interest rate swaps.  Exposure to movements in interest rates and years to maturity on fixed rate debt is after adjusting for interest rate swaps.  Exposure to movements in interest rates is further protected by interest rate caps and interest rate collars amounting to £65.8m bringing the total amount of interest rate hedging to £336.7m.  The hedging currently in place on the senior debt is operative until September 2005.  The company has excluded short-term trade creditors from this disclosure and has no long-term trade creditors.

Maturity of financial liabilities

	2002				2003
	Debt	Capitalised debt issuance costs	Finance leases	Total	Debt	Capitalised debt issuance costs	Finance leases	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Within 1 year or on demand	30.2	(5.7)	0.1	24.6	44.5	(4.7)	0.1	39.9
Between:
1 and 2 years	36.0	(3.9)	—	32.1	47.5	(3.0)	—	44.5
2 and 3 years	50.0	(2.2)	—	47.8	49.4	(2.5)	—	46.9
3 and 4 years	52.0	(1.7)	—	50.3	56.3	(2.0)	—	54.3
4 and 5 years	59.3	(1.1)	—	58.2	64.7	(1.1)	—	63.6
Over 5 years	276.6	(0.3)	—	276.3	288.6	(0.2)	—	288.4

	504.1	(14.9)	0.1	489.3	551.0	(13.5)	0.1	537.6

Currency analysis of financial assets and liabilities

The table below shows Premier’s currency exposures that give rise to net currency gains and losses that are recognised in the consolidated profit and loss account for the year ended December 31, 2003.  Such exposures comprise monetary assets / (liabilities) that are not denominated in the functional currency of the subsidiary involved.

The amounts shown below are after taking into account the effect of forward exchange contracts and other derivative instruments entered into to manage these exposures.

Net foreign currency assets / (liabilities)

	2002 Functional currency of Group operation				2003 Functional currency of Group operation
	Sterling	Euro	Other	Total	Sterling	Euro	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Sterling	—	0.1	—	0.1	—	—	—	—
Euro	23.5	—	—	23.5	25.9	—	—	25.9
U.S. dollar	(95.1)	—	—	(95.1)	38.9	—	—	38.9
Swiss franc	(0.4)	0.1	—	(0.3)	(0.5)	—	—	(0.5)
Canadian dollar	0.2	—	—	0.2	0.2	—	—	0.2
Other	0.1	—	—	0.1	(0.2)	—	—	(0.2)

	(71.7)	0.2	—	(71.5)	64.3	—	—	64.3

Undrawn committed borrowing facilities

	2002	2003
	£m	£m

Expiring in less than 1 year	—	—
Expiring in more than 1 but less than 2 years	—	—
Expiring in more than 2 years	77.3	60.8

As at December 31,	77.3	60.8

The above undrawn facilities form part of Premier’s overall working capital lines, which bear interest at floating rates and are committed until December 31, 2007.

Fair value of financial assets and liabilities

Set out below is a comparison of book and fair values of all Premier’s financial instruments by category:

	2002 Book value	2002 Fair value	2003 Book value	2003 Fair value
	£m	£m	£m	£m

Financial instruments held or issued to finance Premier’s operations:
Short-term borrowings and current portion of long-term borrowings	(30.2)	(30.2)	(44.5)	(44.5)
Long-term borrowings	(473.9)	(478.6)	(506.5)	(510.1)
Other financial liabilities	(0.1)	(0.1)	(0.1)	(0.1)
Cash deposits	43.5	43.5	24.6	24.6

Fair values for the Notes, which have been included within long-term borrowings, have been based on current market values.

Financial instruments held or issued to manage Premier’s interest rate or currency profile are set out below:

	2002 Book value	2002 Fair value	2003 Book value	2003 Fair value
	£m	£m	£m	£m

Fair value adjustment profit / (loss)

Interest rate swaps	—	(2.8)	—	(0.6)
Cross currency swaps	—	0.6	—	(1.4)
Foreign exchange contracts	—	0.3	—	(17.1)

The foreign exchange contracts and interest rate swap agreements have been marked to their fair values at each balance sheet date.  All commodity contracts are settled by physical delivery and are not held for trading purposes.  There are no significant gains or losses on hedges at December 31, 2003 expected to be shown in the income statement for December 31, 2004.

The analysis of financial instruments in this note excludes short-term debtors and creditors as permitted under FRS 13 “Derivatives and other financial instruments”.

21. Principal Subsidiary Undertakings

The following represent the principal undertakings of Premier at December 31, 2003. Percentages indicate ownership of the undertakings’ ordinary share capital by Premier, directly or indirectly. Details of the country of incorporation and principal operations and the main activity of each undertaking are also given. All undertakings shown are included in the consolidated financial statements.

Subsidiary Undertakings	Country of incorporation or registration and principal operations	Business	% Owned

Financing
Premier Financing Limited	England and Wales	Financing	100

Grocery products
Materne-Boin SAS	France	Preserve and fruit compote manufacturing	100
Chivers Hartley Limited	England and Wales	Preserve and pickle manufacturing	100
HL Foods Limited	England and Wales	Food canning and processing	100
Jonker Fris BV	Netherlands	Food canning and processing	100
Premier Ambient Products (UK) Limited	England and Wales	Pickle, vinegar, sweet spreads, jelly and desserts manufacturing	100
Premier International Foods UK Limited	England and Wales	Hot and cold beverages manufacturing	100

Potatoes
MBM Produce Limited	England and Wales	Potato processing and grading	100

22. Certain Relationships and Related Party Transactions

The following related party relationships and transactions have been disclosed because of their material nature to the operations of Premier.  Other transactions with entities within the Premier Foods Investments Limited Group are not disclosed as permitted by FRS 8 “Related party disclosures”.

Monitoring and Oversight Agreement

In 1999, Premier entered into a 10-year agreement (the “Monitoring and Oversight Agreement”) with Hicks Muse pursuant to which Premier will pay Hicks Muse an annual fee of £1.2m for providing oversight and monitoring services to Premier. The annual fee is adjustable at the end of each fiscal year to an amount equal to one-tenth of one percent of Premier’s budgeted consolidated net sales, but in no event may the fee be less than £1.2m. In addition, Premier has agreed to indemnify Hicks Muse and its shareholders and their respective directors, officers, agents, employees and affiliates from and against all claims, actions, proceedings, demands, liabilities, damages, judgements, assessments, losses and costs, including fees and expenses, arising out of or in connection with the services rendered by Hicks Muse under the Monitoring and Oversight Agreement. The Monitoring and Oversight Agreement makes available to Premier the resources of Hicks Muse concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by Premier without the addition of personnel or the engagement of outside professional advisers. In management’s opinion, the fees provided for under the Monitoring and Oversight Agreement reasonably reflects the benefits received and to be received by Premier.

Financial Advisory Agreement

In 1999, Premier and Hicks Muse entered into an agreement (“the Financial Advisory Agreement”) pursuant to which Hicks Muse will be entitled to receive a fee equal to 1.5% of the transaction value for each acquisition made by Premier.  The Financial Advisory Agreement makes available to Premier the resources of Hicks Muse concerning a variety of financial and operational matters.  The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by Premier without the addition of personnel or the engagement of outside professional advisors. In management’s opinion, the fees provided for under the Financial Advisory Agreement reasonably reflect the benefits received and to be received by Premier.  Premier paid £1.6m in 2003 (2002: £2.1m, 2001: £0.4m) to Hicks Muse under the Financial Advisory Agreement.

Golden Share

A Golden Share has been issued by Premier Financing with voting rights, which entitles the holder of the Golden Share to block the passing of resolutions for the winding-up or administration of Premier Financing or resolutions approving other matters that would constitute a breach of the Senior Credit Facility. These voting rights attaching to the Golden Share will lapse upon a payment default in respect of the Notes continuing unremedied and unwaived for a period of 180 days. The Golden Share is held by an affiliate of Hicks Muse, which will agree with the lenders under the Senior Credit Facility as to the exercise of the voting rights of the Golden Share.

Premier Holdings Limited management charge

In 2001, 2002 and 2003, Premier was recharged £0.2m, £2.8m and £0.9m, respectively, by Premier Holdings Limited in respect of the shared administrative functions.  The decrease from 2002 to 2003 in the recharge to Premier by Premier Holdings is primarily the result of a reduction in restructuring costs incurred by Premier Holdings in 2003.

HMTF Poultry Limited

Premier has borrowed £9.3m (2002: £9.3m) from HMTF Poultry Limited, an affiliated company.  This loan is interest-free, subordinated to the Senior Credit Facility and repayable in full on July 31, 2009.

FRS 8 “Related Party Disclosures”

The Company is a wholly owned subsidiary undertaking of Premier Foods Investments Limited, which prepares consolidated financial statements made available for public disclosure.  In accordance with the exemptions available to such undertakings under FRS 8 “Related Party Disclosures”, no other disclosure of related party transactions with Premier Foods Investments Ltd group companies has been made in these financial statements.

23. Parent Undertakings

The Company’s ultimate parent undertaking is HMTF Premier Limited, a company incorporated in the Cayman Islands.  The Company’s immediate parent undertaking is Premier Foods (Holdings) Limited (formerly Premier Holdings Limited, formerly Hillsdown Holdings Limited), a company incorporated in England and Wales and which owns 100% of Premier’s issued share capital.

Premier Food Investments Limited is the largest group undertaking that prepares consolidated financial statements, which include the Company.  The consolidated financial statements of Premier Food Investments Limited are available at the Company’s registered office, which is at 28 The Green, Kings Norton, Birmingham, B38 8SD.

24. Summary of Differences Between U.K. and U.S. Generally Accepted Accounting

Principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.K. (“U.K. GAAP”), which differ in certain material respects from generally accepted accounting principles in the U.S. (“U.S. GAAP”). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP.

The following is a summary of the material adjustments to the consolidated profit on ordinary activities after taxation and consolidated shareholder’s deficit that would have been required in applying the significant differences between U.K. and U.S. GAAP.

Reconciliation of consolidated profit and loss accounts

			Year ended December 31,
			2001	2002	2003
			£m	£m	£m
Consolidated profit / (loss) on ordinary activities after taxation as reported under U.K. GAAP			(28.5)	16.3	12.2
U.S. GAAP adjustments:
Amortisation of goodwill	(a	)	(5.9)	3.1	5.6
Amortisation of intangible assets	(a	)	—	(0.6)	(1.1)
Pensions	(b	)	5.2	0.1	(3.0)
Deferred tax	(c	)	(0.4)	—	—
Derivative financial instruments	(d	)	5.5	(7.4)	(17.2)
Valuation difference on U.S.$200.0 million 12% Senior Notes	(d	)	—	—	17.3
Goodwill transferred to the profit and loss account in respect of disposed businesses	(a	)	49.0	—	—
Pension prepayment asset in respect of disposed businesses	(b	)	10.0	—	—
Deferred tax liability in respect of disposed businesses	(c	)	6.1	—	—

Net U.S. GAAP adjustments			69.5	(4.8)	1.6
Tax effect of net U.S. GAAP adjustments			(3.2)	2.6	0.3

Consolidated net income / (loss) in accordance with U.S. GAAP			37.8	14.1	14.1

Reconciliation of consolidated shareholder’s deficit

			2002	2003
			£m	£m

Consolidated shareholder’s deficit as reported under U.K. GAAP			(149.8)	(134.4)
U.S. GAAP adjustments:
Goodwill not capitalised under U.K. GAAP	(a	)	213.3	213.3
Accumulated amortisation of goodwill not capitalised under U.K. GAAP	(a	)	(189.7)	(189.7)
Amortisation of goodwill under U.K. GAAP not amortised under U.S. GAAP	(a	)	3.1	8.7
Amortisation of intangible assets recognised as goodwill under U.K. GAAP	(a	)	(0.6)	(1.7)
Capitalisation of tax benefit on acquisition of intangible assets	(a	)	4.2	8.6
Pensions	(b	)	28.5	25.5
Deferred tax	(c	)	(14.6)	(18.7)
Derivative financial instruments	(d	)	(1.9)	(19.1)
Valuation difference on U.S.$200.0 million 12% Senior Notes	(d	)	—	17.3
Revaluation of fixed assets	(e	)	(4.0)	(4.0)

Net U.S. GAAP adjustments			38.3	40.2

Consolidated shareholder’s deficit as reported under U.S. GAAP			(111.5)	(94.2)

Rollforward analysis of consolidated shareholder’s funds deficit

		2001	2002	2003
		£m	£m	£m

Balance in accordance with U.S. GAAP at January 1,		(187.3)	(126.8)	(111.5)
U.K. GAAP profit / (loss) for the financial year		(28.5)	16.3	12.2
Other recognised gains and losses		(1.1)	1.2	3.2
Issue of share capital		23.7	—	—
U.S. GAAP adjustments
Amortisation of goodwill	(a)	(5.9)	3.1	5.6
Amortisation of intangible assets recognised as goodwill under U.K. GAAP	(a)	—	(0.6)	(1.1)
Capitalisation of tax benefit on acquisition of intangible assets	(a)	—	4.2	8.6
Goodwill transferred to the profit and loss account in respect of disposed businesses		49.0	—	—
Pensions	(b)	5.2	0.1	(3.0)
Pension prepayment asset in respect of disposed businesses	(b)	10.0	—	—
Deferred tax	(c)	2.5	2.6	0.3
Deferred tax arising on acquisition of intangible assets	(a)	—	(4.2)	(8.6)
Derivative financial instruments	(d)	5.5	(7.4)	(17.2)
Valuation difference on U.S.$200.0 12% Senior Notes	(d)	—	—	17.3
Revaluation of fixed assets	(e)	0.1	—	—

Balance in accordance with U.S. GAAP at December 31,		(126.8)	(111.5)	(94.2)

A summary of the principal differences and additional disclosures applicable to Premier are set out below:

(a) Goodwill and intangible assets

Both U.K. GAAP and U.S. GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, with the difference between the consideration and the fair value of the identifiable net assets recorded as goodwill.

Under U.K. GAAP, goodwill arising on acquisitions made on or before December 31, 1997 has been written off directly to reserves in the year of acquisition.  If a subsidiary or a business has been subsequently sold or closed, previously written-off goodwill that resulted from the initial acquisition has been taken into account in determining the gain or loss on sale or closure.  Goodwill that arises on acquisitions subsequent to December 31, 1997, following the introduction of FRS 10 “Goodwill and Intangible Assets”, has been capitalised and amortised over its estimated useful life, which has been estimated at 20 years.

Under U.S. GAAP, goodwill arising on acquisitions made on or before December 31,1997 has been capitalised as an intangible asset and amortised over its estimated useful life.  However, Premier adopted the transition provisions of FAS 141, “Business Combinations” (“FAS 141”), with effect from July 1, 2001.  Premier also adopted the provisions of FAS 142, “Goodwill and Other Intangible Assets” (“FAS 142”), on January 1, 2002. As a result, goodwill is no longer subject to amortisation subsequent to the date of adoption.  As the non-amortisation of goodwill provisions of FAS 142 were effective immediately for all acquisitions after June 30, 2001, goodwill arising from the Lift and Nelsons acquisitions was also not amortised during 2001.

In December 2003, Premier acquired the ambient desserts manufacturing business in the U.K. of Unilever plc for net consideration of £106.3 million, including £1.3m of acquisition costs.  The purchase price was funded through existing cash resources and an additional £75.0 million Acquisition Facility, subordinated to the existing Senior Credit Facility.  The acquired business (“Ambrosia”) comprises the Ambrosia and Brown & Polson brands.  In May 2002, Premier acquired the ambient foods manufacturing business in the U.K. of Nestlé SA for a net consideration of £132.2 million.  The Nestlé and Ambrosia businesses were acquired principally because of the quality of the brands of the acquired businesses, their complementarity with Premier’s own product ranges and the synergies available in combining the businesses with Premier’s.  The definition of intangible assets under FAS 141 is wider than that under FRS 10.  Furthermore FAS 109 requires the recognition of a deferred tax provision on the amortisation of acquired intangible assets.  The deferred tax provisions created on the acquisition of the Nestlé and Ambrosia intangible assets were £4.2m and £4.4m, respectively, under U.S. GAAP whereas no deferred tax provision was recognised under U.K. GAAP.  Therefore, the total intangible assets recognised on the acquisition of Nestlé and Ambrosia under FAS 141 were £63.9m and £77.6m, respectively, compared with £20.0m recognised for Nestlé and £27.8m recognised for Ambrosia under FRS 10.  Goodwill calculated under FAS 141 for Nestlé and Ambrosia was £40.4m and £10.2m, respectively, compared to £80.1m calculated for Nestlé and £55.6m calculated for Ambrosia, under U.K. GAAP.  Goodwill has arisen on the acquisitions because the value of the own label and industrial elements of the business, the established manufacturing processes and the synergies arising from the combination of the businesses are not capitalisable as intangible assets under FAS 141.  In addition, Premier acquired a potato seed business in 2002, for a net consideration of £0.6m, which resulted in goodwill of £0.6m.

Horizon Biscuits Limited was disposed of in 2001 and goodwill of £53.0m, which had been written off directly to reserves was written back through the profit and loss account in accordance with U.K. GAAP.  Under U.S. GAAP, this goodwill had been capitalised and amortised and the net book value of goodwill remaining in respect of Horizon Biscuits Limited at the date of disposal was £4.0m.  The U.S. GAAP adjustment, therefore to the U.K. GAAP profit and loss on disposal in respect of goodwill was the goodwill previously amortised under U.S. GAAP of £49.0m.  The U.S. GAAP adjustment reverses the following: (i) write-off of goodwill arising on acquisitions made on or before December 31, 1997 directly to reserves under U.K. GAAP; and (ii) amortisation expense recorded under U.K. GAAP and the movement in accumulated amortisation under U.K. GAAP during the period subsequent to the adoption of FAS 141 and FAS 142.

The following table shows the results of operations as if FAS 142 were applied to prior periods:

2001
£m

Net income as reported under U.S. GAAP	37.8
Add back: Goodwill amortisation	6.3

Adjusted net income	44.1

The gross carrying amount of other intangible assets, which consists of brands, trademarks and licences under U.S. GAAP, is £149.0m as of December 31, 2003 (£71.4 m as of December 31, 2002), are being amortised over an estimated useful life of between 20 and 40 years.  Accumulated amortisation as of December 31, 2003 was  £4.4m (£1.8m at December 31, 2002). The amortisation expense for the year ended December 31, 2003 is £2.6m (£1.7m and £0.1 in 2002 and 2001, respectively).  Amortisation expense on the other intangible assets is expected to be £4.5m in each of 2004, 2005, 2006, 2007 and 2008.

As of January 1, 2002, Premier performed the transitional impairment test under FAS 142 and compared the carrying value for each reporting unit to its fair value, which was determined based both on discounted cash flows and a value based on a multiple of earnings.  Upon completion of the transitional impairment test, Premier determined that there was no impairment as of January 1, 2002, as the carrying value of each reporting unit did not exceed its fair value determined under either of the valuation methods.  Premier also completed the annual impairment test required by FAS 142 during the fourth quarter of 2003, which was also performed by comparing the carrying value of each reporting unit to its fair value based on discounted cash flows and a value based on a multiple of earnings.  This annual impairment test did not indicate any impairment in the carrying value of the goodwill.

A roll forward of U.S. GAAP goodwill during 2003 is shown below:

	Premier Foods UK	Materne	MBM	Total
	£m	£m	£m	£m

Balance as of January 1, 2003	68.0	5.9	0.7	74.6
Goodwill acquired	10.2	—	—	10.2

Balance as of December 31, 2003	78.2	5.9	0.7	84.8

(b) Pensions

Under U.K. GAAP, the cost of providing pension benefits should be expensed over the average expected service lives of eligible employees in accordance with the provisions of SSAP 24.

Under U.S. GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions.  Under SFAS No. 87, part of the surplus which represents the excess plan assets over plan obligations has been recognised in the balance sheet, with the remainder of the unrecognised surplus and the unrecognised gains and losses spread over the employees’ remaining service lifetimes.  The pension benefit obligation is calculated by using a projected unit credit method.  Actuarial gains or losses within a 10% “corridor” have not been recognised.

The net assets under U.K. GAAP of Horizon Biscuits Limited, which was disposed of in 2001 included a pension prepayment asset of £10.0m.  No asset was included in the net assets under U.S. GAAP disposed of.  The U.S. GAAP adjustment, therefore to the U.K. GAAP profit and loss on disposal in respect of pension assets was £10.0m.

The measurement date for the majority of the assets and liabilities is December 31, 2003.  The disclosures below are in accordance with the requirements of SFAS No. 132-R.

The components of net periodic pension cost for all Premier sponsored defined benefit pension plans were as follows:

Components of pension cost

	2001	2002	2003
	£m	£m	£m

Service cost	3.9	3.9	4.3
Recognised actuarial loss	—	2.0	2.3
Interest cost	12.8	11.3	10.8
Expected return on plan assets	(18.2)	(11.4)	(10.1)
Sale of biscuit businesses	—	(2.0)	—
Amortisation of transition asset	(1.7)	(1.3)	—

Net periodic pension cost	(3.2)	2.5	7.3

The funded status under U.S. GAAP for Premier sponsored defined benefit pension plans is as follows:

Funded status

	2002	2003
	£m	£m

Projected benefit obligation	(185.9)	(205.9)
Fair value of plan assets	175.6	197.3

Funded status	(10.3)	(8.6)
Unrecognised net actuarial (gain) / loss	47.0	39.6

Net asset recognised	36.7	31.0

Amounts recognised in respect of Premier’s pension obligations for Premier sponsored defined benefit pension plans in the consolidated balance sheets consist of the following:

	2002	2003
	£m	£m

Prepaid pension expense	36.7	31.0

Net asset recognised	36.7	31.0

Changes in the benefit obligation and plan assets of Premier sponsored defined benefit pension plans during the year were as follows:

	2002	2003
	£m	£m

Benefit obligation at January 1,	215.1	185.9
Service cost	3.9	4.3
Past service cost	—	1.0
Interest cost	11.3	10.8
Employee contributions	1.8	2.1
Benefit payments	(15.9)	(11.5)
Actuarial losses / (gains)	(28.4)	13.3
Sale of Kingsland Wines and Spirits	(1.9)	—

Benefit obligation at December 31,	185.9	205.9

Changes in plan assets for Premier sponsored defined benefit pension plans were as follows:

	2002	2003
	£m	£m

Fair value of plan assets at January 1,	212.6	175.6
Actual return on plan assets	(25.2)	29.5
Employer contributions	—	1.6
Employee contributions	1.8	2.1
Benefit payments	(15.9)	(11.5)
Payment of biscuit transfer	4.2	—
Sale of Kingsland Wines and Spirits	(1.9)	—

Fair value of plan assets at December 31,	175.6	197.3

Accumulated benefit obligation at December 31,		178.0

The weighted-average assumptions used at December 31, to determine pension cost for Premier’s defined benefit pension plans were as follows:

	2001	2002	2003
	%	%	%

Discount rate	6.0	5.5	5.5
Expected long-term return on plan assets	7.0	5.9	5.9
Expected rate of increase in compensation levels	3.0	2.5	2.5
Expected rate of increase of pensions	2.0	1.5	1.5

The weighted-average assumptions used at December 31, to determine benefit obligations for Premier’s defined benefit pension plans were as follows:

	2001	2002	2003
	%	%	%

Discount rate	6.0	5.5	5.5
Rate of compensation increase	3.0	2.5	2.5

The weighted-average assumptions used for the years ended December 31, to determine net periodic benefit cost for Premier’s defined benefit pension plans were as follows:

	2001	2002	2003
	%	%	%

Discount rate	6.0	5.5	5.5
Expected long-term return on plan assets	7.0	5.9	5.9
Rate of compensation increase	3.0	2.5	2.5

The return on assets is derived from expected returns on the individual asset classes and the asset allocation benchmark of 70% equities and 30% bonds.  Equities are assumed to return 6.5% and bonds 4.5% leading to an overall rate of assumed return of 5.9%.

Plan Assets

The pension plan weighted-average asset allocations at December 31, by asset category are as follows:

	2001	2002	2003
	%	%	%

Equity securities	70.0	70.0	75.0
Debt securities	30.0	30.0	25.0

Total	100.0	100.0	100.0

The equity and bond holdings are discrete and the investment managers are not permitted to significantly alter the asset allocation.  The benchmark for the bond investments is RPI +4%, whilst that for equity investment is 70% UK All Share index and 30% FTSE Europe (ex-U.K.).

(c) Deferred tax

Under U.K. GAAP, Premier adopted FRS19 “Deferred tax” in 2002, which requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their inclusion in tax computations.  Premier has chosen not to discount its deferred tax liability.

Under U.S. GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognised for differences between the financial and tax basis of assets and liabilities and for tax loss carry forwards at the statutory rate at each reporting date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realised.

The loss on disposal of Horizon Biscuits Limited, which was disposed of in 2001, was calculated under U.K. GAAP on net assets including a deferred tax liability calculated on the partial provision basis.  Under U.S. GAAP, the net assets disposed of would include a deferred tax asset or liability calculated on the full provision basis.  The difference of £6.1m between the deferred tax liability as calculated under U.K. GAAP and U.S. GAAP is therefore recorded as a decrease to the loss on disposal of Horizon Biscuits Limited as recorded under U.K. GAAP.

Classification of Premier’s tax liabilities and assets under U.S. GAAP is as follows:

	2002	2003
	£m	£m
Deferred tax liabilities:
Accelerated tax depreciation	4.6	6.8
Rollover relief	2.8	2.8
Derivative financial instruments	(0.6)	(0.5)
Pensions	11.0	9.4
Intangible assets	3.9	8.6

Total deferred tax liabilities	21.7	27.1
Deferred tax assets:
Provisions	(0.1)	(0.1)

	21.6	27.0

Total tax expense is as follows:

	Year ended December 31
	2001	2002	2003
	£m	£m	£m
U.K. GAAP:
Current tax expense	0.6	6.7	5.0
Deferred tax expense / (credit)	0.3	(0.7)	1.3

Total tax expense	0.9	6.0	6.3
U.S. GAAP:
Current tax expense	0.6	6.7	5.0
Deferred tax expense / (credit)	3.9	(3.3)	1.0

Total tax expense	4.5	3.4	6.0

(d) Derivative financial instruments

Premier’s derivative financial instruments include interest rate swaps, cross currency swaps and foreign exchange contracts.  Under U.K. GAAP, Premier has recorded its derivative financial instruments off-balance sheet as at December 31, 2002 and December 31, 2003.  Premier has recorded payments arising from interest rate derivatives in the profit and loss account along with the related interest payments on its net debts according to the accrual method.  Premier records currency derivatives relating to net cash flows in the profit and loss account as such cash flows are received or paid; any unrealised gains or losses are deferred at reporting period end.

Under U.S. GAAP, prior to the adoption of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), Premier had designated its foreign currency derivatives as hedges of specific underlying assets and liabilities.

On January 1, 2001, Premier adopted SFAS 133, as amended by SFAS 137 and SFAS 138 and as interpreted by the Derivatives Implementation Group.  Premier has not designated any of its derivatives as qualifying hedge instruments under SFAS 133.  Premier has not subsequently designated any of its derivatives as qualifying hedge instruments under SFAS 133, such that gains and losses related to the fair value adjustment of all derivative instruments are classified in the consolidated statement of income and cash flows in accordance with the earnings treatment of the hedged transaction. A summary of movements in fair value is summarised below.

	2002	2003	Movement
	£m	£m	£m
Fair value adjustment profit / (loss)
Interest rate swaps	(2.8)	(0.6)	2.2
Cross currency swaps	0.6	(1.4)	(2.0)
Foreign exchange contracts:
To eliminate currency risk on raw material purchases	0.3	(2.7)	(3.0)
To eliminate currency risk on U.S.$200 million	—	(14.4)	(14.4)

Fair value adjustment profit / (loss)	(1.9)	(19.1)	(17.2)
Less tax	0.6	0.5	(0.1)

Fair value adjustment profit / (loss) net of tax	(1.3)	(18.6)	(17.3)

In January 2003, Premier entered into forward exchange contracts to purchase U.S.$200.0 million.  These had the effect under U.K. GAAP of fixing the pounds sterling value of the U.S.$200.0 million Senior Notes at £129.2 million.  A loss of £5.0 million was recorded on entering into these contracts.  Under U.S. GAAP, the U.S.$200.0 million Senior Notes are translated into pounds sterling at the period exchange rate and the forward contracts are measured at fair value.

The movement on the fair value of the interest rate swaps and cross currency swaps has been recognised as interest expense as these products are used to hedge future interest payments in pounds sterling and U.S. dollars.  The movement on the fair value of the foreign exchange contracts has been recognised as an adjustment to cost of sales in respect of contracts used to eliminate currency risk from raw material purchases and as an adjustment to interest expense in respect of the contracts that have been used to eliminate currency risk in the U.S.$200.0 million Senior Notes.

Premier has also evaluated its existing contracts for “embedded” derivatives, and has considered whether any embedded derivatives would have to be bifurcated, or separated, from the host contracts in accordance with SFAS 133 requirements.  No significant embedded derivatives were noted as a result of this exercise.

Fair value of financial instruments

The following methods and assumptions were used in estimating the indicated fair values of financial instruments:

Cash and Cash Equivalents: The carrying amount approximates fair value because of the short maturity of these instruments.

Receivables (other than trade receivables): The fair values are estimated based on one of the following methods: (i) quoted market prices; (ii) current rates for similar issues; (iii) recent transactions for similar issues; or (iv) present value of expected future cash flows.

Short-term debt: The fair value is estimated based on current rates offered for similar debt.

Premier uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. Premier is not a party to leveraged derivatives and does not hold or issue financial instruments for speculative or trading purposes.

(e) Revaluation of fixed assets

Under U.K. GAAP, certain tangible fixed assets have been revalued so that their carrying value is equivalent to their current market value at that date, as determined by an independent appraiser. Revaluation amounts are recorded to both tangible fixed assets and reserves and are reduced by accumulated depreciation as appropriate. Under U.S. GAAP, tangible fixed assets are carried at cost. Accordingly, revaluation reserves net of accumulated depreciation have been reclassified to long-term assets and related depreciation amounts recorded in the profit and loss account.

(f) Stock compensation

During the year ended December 31, 2000, Premier Holdings approved a share option scheme, which included in its terms the ability to grant share options to certain employees of Premier.  The options follow a graded vesting schedule, in that a third of the shares granted vest at each fiscal year end following the grant date.  Options can be exercised at any point after vesting, up to 10 years after the grant date.  Premier Holdings has the ability to repurchase the shares at their fair value after the options are exercised.

Share option activity on share options granted to Premier employees for the three years ended December 31, 2001, December 31, 2002 and December 31, 2003 was as follows:

	Number of shares under option
	2001	2002	2003

Outstanding at January 1,	5,421,284	2,628,382	6,555,600
Granted	—	5,489,000	500,000
Lapsed	(2,792,902)	(1,561,782)	(174,000)

Outstanding at December 31,	2,628,382	6,555,600	6,881,600

Exercisable at December 31,	1,538,192	4,047,267	5,653,600

The weighted average exercise price of all options granted, lapsed and outstanding in 2001, 2002 and 2003 was £1.46.

The weighted-average contractual life of options outstanding at December 31, 2003, was 8.3 years.  Premier Holdings’ management estimates that the grant date fair value of Premier Holdings’ shares did not exceed £1.46.

No compensation cost has been recognised for this scheme under U.K. GAAP as the share options have been granted by Premier Foods (Holdings) Limited. No compensation cost has been recognised for this scheme under U.S. GAAP as the grant date fair value of the options was estimated to be less than or equal to the exercise price.  No options outstanding at December 31, 2003, were subject to future performance criteria.

The stock based compensation expense, net of tax, based on the fair value at the grant dates calculated under the fair value method consistent with the provisions of FAS 123, for all awards would have been £0.2m resulting in a pro forma net income under U.S. GAAP of £13.9m for the year ended December 31, 2003 and 2002, respectively.  Because options vest over several years and additional option grants may be made in future years, the above pro forma results may not be representative of the pro forma results for future years.

For purposes of the pro forma disclosure, Premier calculated the fair value of the options using the Black-Scholes model.  The fair value of each option grant was estimated on the date of grant at £0.18 and £0.15 for grants in 2003 and 2002, respectively, using the minimum value method with the following assumptions for the grants: 0% dividend yield, expected life of three years and a weighted average risk free interest rate of 4.4% for 2003 and 3.8% in 2002.

(g) Other disclosures required by U.S. GAAP

Income statement information

Under U.K. GAAP, Premier’s income statements are presented in accordance with U.K. Financial Reporting Standard No. 3.  These statements present substantially the same information as is required under Article 10 of Regulation S-X, in accordance with U.S. GAAP. Differences between the two presentations are outlined below.

Under U.K. GAAP, “exceptional costs” are permitted to be shown on the face of the income statement and requires that certain specified costs are shown as exceptional items, as this presentation is useful to the investor community as it removes the effect of non-recurring items in the income statement.  For purposes of presenting income statement information in accordance with U.S. GAAP, “exceptional costs” are not permitted to be shown on the face of the income statement.

Under U.K. GAAP, subtotals which exclude “depreciation and amortisation” costs may be shown on the face of the income statement as earnings excluding depreciation, amortisation, interest and taxation are commonly used by the investor community as a measure of operating performance of the business.  Under U.S. GAAP, such subtotals are not permitted.

A summary of Premier’s income statements, as calculated under U.K. GAAP classified in accordance with U.S. GAAP, follows:

	2001	2002	2003
	£m	£m	£m

Sales	857.7	889.3	890.0
Cost of sales	(661.8)	(653.8)	(677.2)

Gross profit	195.9	235.5	212.8

Operating expenses
Selling, general and administration costs	(144.6)	(174.8)	(144.2)

Income from operations	51.3	60.7	68.6

Other income / (expenses)
Interest income	4.5	3.9	5.7
Interest expense	(57.2)	(40.3)	(57.8)
Gain / (loss) on disposal of fixed assets	3.4	(1.6)	2.0
Gain / (loss) on disposal of business divisions	(29.6)	(0.4)	—
Other income / (expenses) net	(78.9)	(38.4)	(50.1)

Income before income taxes	(27.6)	22.3	18.5

Income taxes	(0.9)	(6.0)	(6.3)

Net income	(28.5)	16.3	12.2

Cash flow information

Under U.K. GAAP, Premier’s cash flow statements are presented in accordance with U.K. Financial Reporting Standard No. 1, as revised (“FRS 1”). These statements present substantially the same information as is required under Statement of Financial Accounting Standards No. 95, in accordance with U.S. GAAP. Differences between the two presentations are outlined below.

Under U.K. GAAP, Premier’s “cash flow” comprises of increases or decreases in “cash”, which comprises cash balances less amounts repayable on demand and overdrafts. Cash flow is defined differently under U.S. GAAP. For purposes of presenting cash flow information in accordance with U.S. GAAP, cash flow represents increases or decreases in “cash and cash equivalents”, which include short-term, highly liquid investments with original maturities of less than 90 days, and exclude overdrafts.

Under U.K. GAAP, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investment; acquisitions and disposals; equity dividends paid; and management of liquid resources and financing. U.S. GAAP requires the classification of cash flows resulting from operating, investing and financing activities.

Cash flows under U.K. GAAP in respect of interest received, interest paid, investment income and taxation are included within operating activities under U.S. GAAP. Also, under U.S. GAAP, capital expenditures and financial investment and cash flows from acquisitions and disposals are included within investing activities. Equity dividends paid and management of liquid resources are included within financing activities.

A summary of Premier’s operating, investing and financing activities, classified in accordance with U.S. GAAP, follows:

	2001	2002	2003
	£m	£m	£m

Net cash provided by operating activities	37.7	56.3	76.7
Net cash provided by / (used in) investing activities	59.5	(147.9)	(127.3)
Net cash used in financing activities	(96.1)	107.8	31.7

Net increase / (decrease) in cash and cash equivalents	1.1	16.2	(18.9)
Cash and cash equivalents under U.S. GAAP, beginning of year	26.2	27.3	43.5

Cash and cash equivalents under U.S. GAAP, end of year	27.3	43.5	24.6

Restructuring costs

For the year ended December 31, 2001, the restructuring charge of £12.2m relates to the (i) integration of the administration functions of Premier Brands with those of HL Foods and Chivers Hartley.  The charge includes the redundancy costs of approximately 165 administration staff; (ii) the relocation of the manufacturing facilities of Stratford on Avon Foods Limited to the existing sites at Long Sutton and Bury St Edmunds.  The charge includes the redundancy costs of approximately 130 production and administration staff; and (iii) further costs from the relocation of Premier’s French biscuits distribution operation, which has been retained following the disposal of Horizon Biscuits.  The £1.8m restructuring provision at December 31, 2001, represents the costs still to be incurred in relation to the integration of Premier Brands France, Premier’s French biscuit distribution company, into Materne, Premier’s French preserves and compote manufacturing and selling operation.  The costs comprise anticipated payments arising from the reorganisation of distribution and logistics arrangements.

For the year ended December 31, 2002, the restructuring charge of £16.8m principally relates to (i) the restructuring of the manufacturing processes at the Moreton tea factory.  The £3.8m approximate cost, which included the redundancy costs for approximately 84 production staff, were in relation to reductions in manning and changes to shift patterns at the Moreton tea factory; (ii) £3.0 million of costs relating to the relocation of the principal administrative office to St Albans and the closure of the Histon and Hampstead administrative functions.  The charge includes the redundancy costs of approximately 15 administration staff; (iii) £2.4 million of costs relating to the closure of the Nelsons spreads factory in Aintree and the relocation of production to the Histon spreads factory.  The charge includes the redundancy costs of approximately 116 people; (iv) £2.1 million of costs relating to the Nestlé acquisition and the subsequent integration of its administrative functions with those of Premier.  The charge includes the redundancy costs of approximately 45 administration staff.  The review of the Nestlé manufacturing platform was not completed until the first quarter of 2003, therefore, no provision was made for the costs of this integration at December 31, 2002; (v) £2.1 million of costs relating to the closure of the North Walsham convenience foods factory.  The charge includes the redundancy costs of approximately 120 production and administration staff.  This factory was closed in the fourth quarter of 2002 and the production integrated into the convenience foods factories at Wisbech and Long Sutton; and (vi) £2.1 million in relation to further restructuring of the French spreads and biscuits distribution operation following the integration of the businesses in 2001.

For the year ended December 31, 2003, the restructuring charge of £10.8m principally relates to (i) the closure of the Hadfield factory and the transfer of spreads and pickles production to the Histon and Bury St Edmunds sites respectively.  The £7.4 million approximate cost included the redundancy costs of approximately 238 production and administration staff; (ii) £1.5 million in relation to the integration of production from the North Walsham convenience foods factory into the convenience foods factory at Wisbech and Long Sutton.  The North Walsham factory was closed in the fourth quarter of 2002; (iii) £0.8 million in relation to changes to distribution arrangements; (iv) £0.6 million in relation to the reorganisation of the sales function.  The charge includes the redundancy costs of approximately 22 sales representatives; and (v) £0.5 million in relation to further restructuring of the French spreads and biscuits distribution operation

Hadfield closure

In May 2002, we acquired the ambient foods manufacturing business in the U.K. of Nestlé SA, which included two manufacturing facilities, Hadfield and Middleton, both in Manchester.  Following a review of the group manufacturing platform in Quarter 1, 2003, a decision was taken, following consultation with staff, to close the Hadfield factory and integrate its spreads and pickles operations in the existing spreads factory in Histon and pickles operation in Bury St. Edmunds.  The closure of the Hadfield factory resulted in the redundancy of approximately 238 production and administration staff.  The closure of Hadfield will be completed in early 2004.

The costs incurred in the closure of the Hadfield factory are as follows:

	Provision at January 1, 2003	Charge in year	Utilised in year	Provision at December 31,2003
	£m	£m	£m	£m

Employee redundancy costs	—	4.2	(2.7)	1.5
Contract termination costs	—	—	—	—
Installation costs	—	1.5	(1.3)	0.2
Trial production costs	—	1.3	(0.6)	0.7
Transportation costs	—	0.4	(0.4)	—

	—	7.4	(5.0)	2.4

Customer Base

In 2003, Premier had sales to three customers who represented more than 10% of Premier’s total sales (2002: two; 2001: one).  The customers represented 13%, 12% and 10% respectively of Premier’s total sales in 2003 (2002: 13% and 11%; 2001: 12%).

Lease commitments

The following is a summary of future minimum lease payments:

	Operating Leases	Finance Leases
	£m	£m
Fiscal year ending December 31,
2004	3.9	0.1
2005	2.6	—
2006	1.5	—
2007	1.1	—
2008	0.9	—
Thereafter	2.2	—

Total future minimum lease payments	12.2	0.1
Less amount representing interest		—
Present value of net minimum lease payments		0.1
Less current maturities		(0.1)

Long-term obligation		—

Total rent expense on operating leases was £5.5m (2002: £4.5m; 2001: £6.0m).

Comprehensive income

Comprehensive income is defined as the change in net assets of a business enterprise arising from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during the reporting period except those resulting from investments by owners and distributions to owners.  The disclosures required for comprehensive income under U.S. GAAP are substantially similar to those presented in the Statement of Total Recognised Gains and Losses as prepared under U.K. GAAP.

Allowance for doubtful receivables

	2001	2002	2003
	£m	£m	£m

Balance at January 1,	0.8	1.5	0.6
Acquisitions	0.2	—	—
Charged to costs and expenses	0.6	(0.5)	0.5
Deductions	(0.1)	(0.4)	—

Balance at December 31,	1.5	0.6	1.1

Inventory obsolescence provision

	2001	2002	2003
	£m	£m	£m

Balance at January 1,	5.5	10.0	7.0
Charged to costs and expenses	6.3	(0.5)	1.9
Deductions	(1.8)	(2.5)	(3.9)

Balance at December 31,	10.0	7.0	5.0

Advertising expense

Costs associated with advertising are expensed in the year incurred.  Premier incurred £6.2m of advertising expenses during 2003 (2002: £11.2m; 2001: £3.9m).

Excise taxes

Premier was charged and in turn collected £nil (2002: £nil; 2001: £3.6m) of excise taxes during 2003.  The decrease in excise taxes charged and in turn collected is due to the sale of FE Barber Limited in January 2001, which was the principal subsidiary of Premier which charged and collected excise taxes.

Long-lived assets analysed by geographical region

	Long-lived assets
	2001	2002	2003
	£m	£m	£m
By geographic region:
U.K.	103.2	120.7	137.7
Mainland Europe	12.8	14.4	15.4

	116.0	135.1	153.1

The long-lived assets detailed above are presented under U.S. GAAP accounting standards and exclude the revaluation permitted under U.K. GAAP accounting standards.

Related party transaction

Citadel, a subsidiary of Premier Holdings, provides Premier with insurance services.  Premier paid Citadel insurance premium payments for the years ended December 31, 2003, 2002 and 2001 of £nil, £0.7m and £0.5m respectively.

Unaudited pro forma results of operations

The following unaudited pro forma information presents the results of operations, including the effects of acquisition financing, of Premier under U.K. GAAP, giving pro forma effect to the following acquisitions as if they had occurred as of January 1, 2002: (i) SonA; (ii) Lift; (iii) Nelsons; (iv) Nestlé; and (v) Ambrosia.

	(unaudited) Year ended December 31,
	2002	2003
	£m	£m

Net sales	989.9	946.5

Operating profit	89.1	93.8

Interest charge	(49.4)	(60.4)

Net income	15.3	16.4

The pro forma results are not necessarily indicative of what actually would have occurred if the SonA acquisition, the Lift acquisition, the Nelsons acquisition, the Nestlé acquisition and the Ambrosia acquisition had been in effect for the periods presented, nor should they be considered indicative of future results.

Other classification differences

Consolidated profit and loss accounts

Under U.K. GAAP, discontinued operations are recorded when material and separable operations are sold either during the year or by the earlier of the finalisation of the annual accounts or three months subsequent to year end.  Discontinued operations are disclosed separately within the financial statements and related notes thereto and prior year comparative figures are restated to reflect the discontinuance.  Under U.S. GAAP, disposals of businesses that do not constitute separate business segments are not accounted for as discontinued operations, and are recorded and disclosed as asset sales within continuing operations.

Under U.K. GAAP, items classified as exceptional do not meet the definition of “extraordinary” under U.S. GAAP, and accordingly are classified as operating expenses or non-operating expenses as appropriate.

Under U.K. GAAP, shipping and handling costs are included in selling and distribution costs.  Under U.S. GAAP, shipping and handling costs are included in cost of sales. Shipping and handling costs for the years ended December 31 2003, 2002 and 2001 were £36.6m, £38.0m and £36.3m.

Consolidated balance sheets

Under U.K. GAAP, Premier classifies non-current receivables due later than one year as current assets.  Non-current receivables are classified as non-current assets under U.S. GAAP.

Under U.K. GAAP, debt issuance costs are netted against the related debt balances and are amortised over the term of the underlying debt.  Under U.S. GAAP, debt issuance costs are capitalised as assets on the balance sheet, separate from the related debt, and are amortised over the term of the underlying debt.

Recently issued accounting pronouncements

United States

SFAS No. 149

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“FAS 149”). FAS 149 generally improves financial reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly and by clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The guidance in SFAS 149 was effective prospectively for contracts entered into or modified and for hedging relationships designated after June 30, 2003. Premier does not expect this statement to have a material impact on the financial statements.

SFAS No. 150

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“FAS 150”). The statement establishes standards on how to classify and measure certain financial instruments with characteristics of both liabilities and equity and requires additional disclosures regarding alternative ways of settling instruments and the capital structure of entities-all of whose shares are mandatory redeemable. The provisions of FAS 150 were effective for all financial instruments entered into or modified after May 31, 2003, and otherwise was effective the first interim period beginning after June 15, 2003. However, the guidance applying to mandatorily redeemable non-controlling interests has been deferred. Premier does not expect this statement to have a material impact on the financial statements.

FIN 46-R

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No.46- R, “Consolidation of Variable Interest Entities Revised” (“FIN 46-R”). FIN 46-R modifies the scope exceptions provided in FIN 46 and requires entities to replace FIN 46 provisions with FIN 46-R provisions for all newly created post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004.  Premier does not believe that it has any variable interest entities and do not expect this interpretation to have a material impact on the financial statements.

Premier Foods plc

SELECTED COMBINED AND CONSOLIDATED FINANCIAL DATA

We have prepared the following selected historical combined and consolidated financial data as of and for each of the five years in the period ended December 31, 2003.  The selected historical consolidated financial data as of and for the years ended December 31, 2001, December 31, 2002 and December 31, 2003 are derived from our historical consolidated financial statements included elsewhere in this annual report, which have been audited by PricewaterhouseCoopers LLP, independent Chartered Accountants.  The selected historical combined and consolidated financial data as of and for the year ended December 31, 1999 and December 31, 2000 are derived from our historical combined and consolidated financial statements not included in this annual report.  The selected historical combined and consolidated financial data as of and for the years ended December 31, 1999 and December 31, 2000 was audited by PricewaterhouseCoopers, independent Chartered Accountants.

The audited selected historical combined and consolidated financial statements of Premier have been prepared in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP.  The principal differences between U.K. GAAP and U.S. GAAP are summarized in Note 24 to our audited historical financial statements included elsewhere in this annual report.

You should read the following information in conjunction with the discussion of our operating results and liquidity and capital resources included in the “Operating and Financial Review and Prospects” and our audited historical combined and consolidated financial statements and the related notes thereto included elsewhere in this annual report.

	1999(8)	2000	2001	2002	2003	2003(1)
	£ millions except for EBITDA margin
Profit and Loss Data:
Amounts in accordance with U.K. GAAP:
Turnover
Continuing	£854.3	£818.5	£853.6	£889.1	£890.0	$1,590.8
Discontinued	£234.8	£215.1	£4.1	£0.2	—	—
Subtotal	£1,089.1	£1,033.6	£857.7	£889.3	£890.0	$1,590.8
Operating profit (before operating exceptional items) (2)
Continuing	£54.7	£60.1	£64.3	£77.6	£79.4	$141.9
Discontinued	£9.4	£9.1	£(0.8)	£(0.1)	—	—
Subtotal	£64.1	£69.2	£63.5	£77.5	£79.4	$141.9

Profit / (loss)	£(32.6)	£(8.6)	£(28.5)	£16.3	£12.2	$21.8

Amounts in accordance with U.S. GAAP:
Net sales	£1,089.1	£1,033.6	£857.7	£889.3	£890.0	$1,590.8
Income / (loss) from operations (3)	£(13.1)	£58.1	£90.4	£60.8	£69.1	$123.5
Net income / (loss)	£(45.5)	£(13.4)	£37.8	£14.1	£14.1	$25.2

Other Financial Data:
Amounts derived under U.K. GAAP:
EBITDA (4)	£87.7	£91.5	£82.1	£103.1	£112.3	$200.7
EBITDA margin (5)	8.1%	8.9%	9.6%	11.6%	12.6%	12.6%
Depreciation and amortization (6)	£23.6	£22.3	£18.6	£26.0	£30.5	$54.5
Capital expenditure (7)	£23.0	£26.5	£20.1	£17.3	£27.3	$48.8

Amounts derived under U.S. GAAP:
EBITDA (4)	£29.7	£87.5	£112.9	£81.3	£95.1	$170.0
EBITDA margin (5)	2.7%	8.5%	13.2%	9.1%	10.7%	10.7%
Depreciation and amortization (6)	£42.8	£29.4	£22.5	£20.5	£26.0	$46.5
Capital expenditure (7)	£23.0	£26.5	£20.1	£17.3	£27.3	$48.8

Balance Sheet Data (at end of period):
Amounts in accordance with U.K. GAAP:
Total assets	£557.2	£516.3	£419.3	£546.5	£615.8	$1,100.7
Net combined assets	N/a	N/a	N/a	N/a	N/a	N/a
Shareholder’s deficit	£(198.6)	£(214.4)	£(167.3)	£(149.8)	£(134.4)	$(240.2)

Amounts in accordance with U.S. GAAP:
Total assets	£603.3	£579.0	£484.6	£614.0	£688.0	$1,229.7
Net combined assets	N/a	N/a	N/a	N/a	N/a	N/a
Shareholder’s deficit	£(172.9)	£(187.3)	£(126.8)	£(111.5)	£(94.2)	$(168.4)

See accompanying notes on the following pages.

(1)                                  Amounts have been translated for convenience at the noon buying rate on December 31, 2003 of $1.78742 to £1.00.

(2)                                  Aggregate U.K. GAAP exceptional items include both operating and non-operating exceptional items.  See Note 3 to the audited historical consolidated financial statements of Premier for further information on operating and non-operating exceptional items for each of 2001, 2002 and 2003.

(3)                                  Income / (loss) from operations in accordance with U.S.GAAP is defined herein as the sum of earnings from all operations, in each case before related net interest expense and taxation expense.

The following table reconciles operating profit in accordance with U.K. GAAP to income from operations in accordance with U.S. GAAP:

	Year Ended December 31,
	2001	2002	2003
	£ millions
Operating profit (before operating exceptional items) in accordance with U.K. GAAP	£63.5	£77.5	£79.4
Operating exceptional items as defined under U.K. GAAP	(12.2)	(16.8)	(10.8)
Non-operating exceptional items under U.K. GAAP	(26.2)	(2.0)	2.0
U.S. GAAP adjustments:
Pension costs	5.2	0.1	(3.0)
Amortization of goodwill	(5.9)	3.1	5.6
Derivative financial instruments	0.9	(0.5)	(3.0)
Adjustments to U.K. GAAP loss on sale of discontinued operations	65.1	—	—
Amortization of intangible assets	—	(0.6)	(1.1)

Income from operations in accordance with U.S. GAAP	£90.4	£60.8	£69.1

(4)                                  We are required under the terms of the Indenture to provide, to the trustee and the holders of the Notes, all quarterly financial statements that would be required by Form 10-Q in U.K. GAAP with a reconciliation to U.S. GAAP of EBITDA calculated from amounts determined under U.S. GAAP, total assets, total debt and shareholder’s equity.  We have, therefore, included EBITDA calculated from amounts determined under U.S. GAAP in our selected financial information.  In addition, our banking covenants under the Senior Credit Facility require ratios of total net interest and total net debt to EBITDA.  We have, therefore, included EBITDA calculated from amounts determined under U.K. GAAP in our selected financial information.  Further, we believe that the investor community commonly uses EBITDA, calculated in the manner defined below, as a measure of the operating performance and cash generation of businesses.

As presented herein, EBITDA calculated from amounts determined under U.K. GAAP represents operating profit before both operating and non-operating exceptional items and depreciation and amortization of intangible assets and pension prepayments and any other non-cash income and non-cash charges.  This definition is in accordance with the definition of EBITDA in our Senior Credit Facility.

EBITDA, calculated from amounts determined by U.S. GAAP, represents the sum of earnings from all operations, in each case before related net interest expense, taxation expense, depreciation and amortization of intangible assets.

EBITDA is not a measurement of operating performance calculated in accordance with U.S. GAAP or U.K. GAAP, and should not be considered as a substitute for operating income, profit after taxes or cash flows from operating activities, as determined by U.S. GAAP or U.K. GAAP, or as a measure of profitability or liquidity.  EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements.  EBITDA may not be indicative of our historical operating results and is not meant to be a prediction of our future results.  Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained herein may not be comparable to similarly entitled measures of other companies.

The following table reconciles operating profit presented under U.K. GAAP to EBITDA before exceptional items, calculated from amounts determined under U.K. GAAP and to net cash inflow from operating activities presented under U.K. GAAP:

	Year Ended December 31,
	2001	2002	2003
	£ millions
Operating profit before operating exceptional items presented under U.K. GAAP	£63.5	£77.5	£79.4

Depreciation of fixed assets charged to operating profit	16.1	18.8	23.4
Amortization of goodwill	0.4	3.1	5.6
Amortization of intangible assets	0.1	1.1	1.5
Amortization of pension prepayment	2.0	2.6	2.4

EBITDA before exceptional items calculated from amounts determined under U.K. GAAP	£82.1	£103.1	£112.3

Exceptional cash outflows	(13.5)	(13.2)	(10.9)
Working capital movements	13.1	8.9	11.3

Net cash inflow from operating activities	£81.7	£98.8	£112.7

The following table reconciles income from operations presented under U.S. GAAP to EBITDA calculated from amounts determined under U.S. GAAP and to net cash inflow provided by operating activities under U.S. GAAP:

	Year Ended December 31,
	2001	2002	2003
	£ millions
Income from operations presented under U.S. GAAP	£90.4	£60.8	£69.1

Depreciation of fixed assets charged to operating profit	16.1	18.8	23.4
Amortization of goodwill	6.3	—	—
Amortization of intangible assets	0.1	1.7	2.6

EBITDA calculated from amounts determined under U.S. GAAP	£112.9	£81.3	£95.1

Non-cash movements
Restructuring charges	38.4	18.8	8.8
Pension charge	(3.2)	2.5	5.4
Derivative financial instruments	(0.9)	0.5	3.0
Sale of discontinued businesses	(65.1)	—	—
Cash movements
Working capital movements	10.7	11.3	18.4
Interest received	4.5	3.9	4.9
Interest paid	(44.6)	(47.5)	(47.9)
Taxation	(1.5)	(1.3)	(0.1)
Payments in respect of restructuring charges	(13.5)	(13.2)	(10.9)

Net cash inflow provided by operating activities under U.S. GAAP	£37.7	£56.3	£76.7

The following table reconciles EBITDA before exceptional items calculated from amounts determined under U.K. GAAP to EBITDA calculated from amounts determined under U.S. GAAP:

	Year Ended December 31,
	2001	2002	2003
	£ millions
EBITDA before exceptional items calculated from amounts detemined under U.K. GAAP	£82.1	£103.1	£112.3
U.S. GAAP adjustments:
Derivative financial instruments	0.9	(0.5)	(3.0)
Operating exceptional items as defined under U.K. GAAP	(12.2)	(16.8)	(10.8)
Non-operating exceptional items as defined under U.K. GAAP	(26.2)	(2.0)	2.0
Sale of discontinued businesses	65.1	—	—
Pension costs	3.2	(2.5)	(5.4)

EBITDA calculated from amounts determined under U.S. GAAP	£112.9	£81.3	£95.1

(5)           As presented herein, EBITDA margin calculated from amounts determined under U.K. GAAP represents, for U.K. GAAP presentation purposes, EBITDA divided by turnover from both continuing and discontinued operations.  EBITDA margin calculated from amounts determined under U.S. GAAP for U.S. GAAP presentation purposes represents EBITDA divided by turnover.  EBITDA margin is not a measure of operating performance calculated in accordance with U.S. GAAP or U.K. GAAP, and should not be considered as a substitute for operating income, profit after taxes or cash flows from operating activities, as determined by U.S. GAAP or U.K. GAAP, or as a measure of profitability or liquidity.  EBITDA margin does not necessarily indicate whether cash flow will be sufficient or available for cash requirements.  EBITDA margin may not be indicative of the historical operating results of Premier and is not meant to be a prediction of potential future results.  Because all companies do not calculate EBITDA margin identically, the presentation of EBITDA margin contained herein may not be comparable to similarly entitled measures of other companies.

(6)           Under U.K. GAAP, depreciation and amortization consists of (i) depreciation of tangible fixed assets; (ii) amortization of intangible assets and goodwill; and (iii) amortization of pension prepayment. Under U.S. GAAP, depreciation and amortization consists of (i) depreciation of tangible fixed assets; and (ii) amortization of intangible assets.

(7)           Capital expenditure comprises the cash expenditure for the purchase of tangible fixed assets, together with capital lease funds applied to capital expenditure.

(8)                                  The historical financial data for 1999 has not been restated for the impact of FRS 19 “Deferred tax”.

Premier Foods plc

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

The following is a discussion of our financial condition and consolidated results of operations for 2001, 2002 and 2003, and of the significant factors affecting them.  You should read the following discussion in conjunction with the “Selected Historical Combined and Consolidated Financial Data” and our audited consolidated historical financial statements and the related notes thereto included elsewhere in this annual report.  You should note that our financial statements have been prepared in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP.  The significant differences between U.K. GAAP and U.S. GAAP are described in Note 24 to our consolidated financial statements included elsewhere in this annual report.

Overview

We manufacture and market grocery products for the retail grocery and food service markets in four principal product types: (i) convenience foods, pickles and sauces; (ii) beverages; (iii) spreads; and (iv) desserts, (together our “grocery products business”).  We also operate a potato packing and marketing business supplying the retail grocery, food service and food manufacturing markets.  Our products are sold under both private label and our popular brand names, which include HP canned foods, Typhoo tea, Cadbury’s chocolate drink mixes, Branston and Haywards pickles, Sarsons vinegar, Loyd Grossman cooking sauces and soups, Marvel powdered creamer, Chivers and Hartley’s preserves, SunPat peanut butter, Rowntree’s and Chivers jelly, Smash instant potato, Ambrosia custard and rice puddings, Waistline salad dressings and Materne compote and jam. Until February 2001, when we disposed of our wines and spirits operations, we also had a private label wines and spirits bottling business.  Until January 2001, when we disposed of our biscuits operations, we also manufactured and marketed biscuits and cookies.

Significant Factors Affecting Our Operating Results

Acquisitions, Disposals and Restructuring

We have historically pursued a strategy of both internal and external growth.  As a result, we have made a number of acquisitions, dispositions and restructurings, which have affected our results of operations during the past three years.  The following is a summary of our key acquisitions, dispositions and internal restructurings that we have undertaken since January 1, 2001.

•                  In January 2001, we sold our biscuits operations to Eubisco Limited, an affiliate of ours, for net proceeds of £90.9 million, but retained our French biscuits distribution business.  Eubisco Limited was formed by Hicks Muse in connection with its acquisition of Burton’s Gold Medal Biscuits from Associated British Foods in October 2000.  We used the proceeds from the sale to reduce the balance due under our Senior Credit Facility.

•                  In February 2001, we sold FE Barber Limited, our wines and spirits subsidiary for £10.9 million.  We used the proceeds from the sale to reduce the balance due under our Senior Credit Facility.

•                  In April 2001, we acquired the canned foods, pickles and sauces business of Stratford on Avon Foods Limited (“SonA”), for £12.9 million.  This business has been integrated into our existing convenience foods, pickles and sauces operations.

•                  In September 2001, we acquired the “Lift” instant lemon tea business (“Lift”) for £8.3 million.  This business has been integrated into our existing beverages operations.

•                  In October 2001, we acquired the assets and trade of Nelsons of Aintree Limited (“Nelsons”), a company manufacturing sweet preserves for £7.5 million.  This business was integrated into our existing spreads operations.

•                  In May 2002, we acquired the ambient foods manufacturing business in the U.K. of Nestlé SA for a net consideration of £132.2 million (“Nestlé”).  The acquired business spans a broad range of product categories, including pickles, vinegars, sauces, sweet spreads, preserves and ambient desserts.  The purchase price was funded by additional borrowings under the Senior Credit Facility (see “Liquidity and Capital Resources”).  The right to acquire the ambient foods manufacturing business in the Republic of Ireland of Nestlé SA, which was included in the original acquisition agreement, was sold onto a management buy-in team in July 2002.  The administrative functions of Nestlé were integrated into our existing business by December 31, 2002.  During 2003, the Hadfield factory in Manchester, included in the acquisition, was closed and its operations were integrated into our existing spreads factory in Histon and our pickles operation in Bury St. Edmunds.

•                  In December 2003, we acquired the ambient desserts manufacturing business in the U.K. and the Republic of Ireland of Unilever PLC for a net consideration of £106.3 million (“Ambrosia”).  The acquired business manufactures Ambrosia custard and milk puddings and Brown & Polson cornflour and desserts.  The purchase price was funded through existing cash resources and an additional £75.0 million Acquisition Facility, subordinated to the existing Senior Credit Facility (see “Liquidity and Capital Resources”).  The integration of the business should be completed by the end of the first quarter of 2004, with all elements of the acquired business operating on our systems.  Following the acquisition, a “desserts” business unit was created to report sales of Ambrosia and Brown & Polson products.

•                  In February 2004, we entered into consultation with staff, with a view to ending tea production in our Edinburgh factory.  It is intended that the operations will be integrated into our existing tea factory in Moreton.  If this integration proceeds, it should be completed by December 2004.  We have made no provision at December 31, 2003 for the costs of integrating the manufacturing platform.

•                  As reported in our 2002 Form 20-F filing with the SEC, we are licensed by Cadbury Schweppes plc to use the Cadbury and Cadbury’s brand names in connection with our manufacture and marketing of cocoa-based beverages.  The license under which we manufacture and market hot chocolate drinks is automatically renewable in 2006 unless Cadbury Schweppes plc gives notice that it will not renew this license on or before one year prior to the expiration of the initial term of the license.  In a letter dated April 30, 2003, Cadbury Schweppes plc expressed their intention not to renew the license beyond 2006 on current terms.  They have not yet served formal notice on us regarding non-renewal of the license, and negotiations regarding the future trading relationship are ongoing.

Currency Fluctuation

Although 83.5% of our business is conducted in the U.K., we have operations in France and the Netherlands.  We source raw materials from countries around the world and export our products to various countries.  Therefore, our financial position and results of operations are subject to both currency transaction risk and currency translation risk.

Our operating subsidiaries incur currency transaction risk whenever they enter into either a purchase or sales transaction using a currency other than that in which they regularly operate and incur their expenses.  We enter into forward currency contracts to hedge against our exposure to foreign currency exchange rate fluctuations in the purchase of raw materials and in our export business.  This hedging reduces our exposure to short term volatility in exchange rates.  However, sustained movement in the exchange rates will increase or decrease the sterling value of our foreign currency denominated purchases and sales, accordingly.  As of December 31, 2003, we had £55.8 million nominal value of forward currency contracts, cross currency swaps and interest rate swaps, with an aggregate unrealized net loss of £2.7 million on those instruments at that date.

With respect to currency translation risk, the financial condition and results of operations of our non-U.K. businesses are measured and recorded in the relevant domestic currency of the jurisdiction in which the business is located and then translated into pounds sterling for inclusion in our consolidated financial statements.  The sterling / euro exchange rate remained comparatively stable during 2001 and 2002.  However, since September 2002, sterling has depreciated against the euro from €1.59 to €1.41 in December 2003.  If this depreciation is sustained it will have a positive impact on our sales and operating profits as reported in pounds sterling in subsequent periods.

In addition, we entered into exchange contracts in January 2003 to purchase U.S.$200.0 million in September 2004.  This was done to eliminate exchange risk on the U.S.$200.0 million Senior Notes and had the effect under U.K. GAAP of fixing the pounds sterling value of the U.S.$200.0 million Senior Notes at £129.2 million.  A loss of £5.0 million was recorded on entering into these contracts.  Under U.S. GAAP, the U.S.$200.0 million Senior Notes are translated into pounds sterling at the period exchange rate and the forward exchange contracts are measured at fair value.  We have also entered into a coupon swap to fix the cash flows on the U.S.$200.0 million Senior Notes, which has the effect of converting the interest payments into fixed rate sterling.

Industry Factors

Our financial condition and results of operation are also influenced by industry trends.  In recent years, there has been increased consolidation among the major grocery retailers in the U.K. as well as in continental Europe.  Wal-Mart entered the U.K. market through its 1999 acquisition of ASDA, one of the U.K.’s largest grocery retailers.  In continental Europe, two major grocery retailers, Carrefour and Promodes, merged in 1999 to create the largest retailer in France.  In March 2004, Morrisons completed its takeover of Safeway.

This consolidation has increased price competition among suppliers to the major retail food chains, and may ultimately lead to greater consolidation among such suppliers.  As a result, grocery retailers and manufacturers frequently engage in pricing campaigns such as “Everyday Low Price” and “Buy One/Get One Free” in order to promote their products and gain market share.  These campaigns have generally lowered our margins by increasing our short-term promotion costs, but this effect is partially offset by the additional sales made as a result of these campaigns.  While we believe that our relationships with our retail customers are strong, the continuation of the trend of consolidation could have a material adverse impact on our results of operations.

There are a number of other trends which impact both on our industry and on Premier.  These include, among others, an increase in consumers’ preferences for branded rather than own label products, for fresh and chilled and convenience products, for “organic” products and for products that do not include genetically modified ingredients.  An increase in the legislation regarding the food industry with particular regard to food safety and consumer information will also impact our business.

We are actively responding to all these trends to take advantage of opportunities and limit any negative impacts.

Seasonality

Historically, our sales have been higher during the first and fourth quarters than during the second and third quarters.  Within our convenience foods, pickles and sauces business, consumer demand for canned foods tends to be higher in the colder months of the year, with increased sales during the autumn and winter and lower sales during the spring and summer, and we generally have a significant increase in sales of pickles during the pre-Christmas period.  Our hot chocolate drinks business is affected by seasonal changes in temperature, with sales usually declining during the warm summer months.  In addition, our working capital requirements are affected by the seasonal nature of our sales and production as a portion of our seasonal canned products is packed during the months from July to September.

As a result of the seasonality of our sales, the results of our operations for any given fiscal quarter will not necessarily be indicative of our results for the full year.  The sales of our principal product groups (excluding potatoes and desserts) in the four fiscal quarters of 2003 are shown below:

	Fiscal Year Ended December 31, 2003
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	£ millions
Sales
Convenience foods, pickles and sauces	94.2	91.6	92.5	114.0	392.3
Beverages	40.0	34.8	32.4	44.7	151.9
Spreads	47.1	52.1	50.3	52.4	201.9
	181.3	178.5	175.2	211.1	746.1
Potatoes (1)					138.1
Acquisitions					5.8
Turnover from continuing operations					890.0

(1)   Potatoes are excluded from the seasonality table, as the value of our potato sales is principally dependent on the price at which potatoes are traded in the commodity markets, which is principally dependent on the quality and size of the U.K. potato harvest, which can vary significantly from year to year.

Operating Results

The following table summarizes our operating results before operating exceptional items for each of 2001, 2002 and 2003.  The table has been derived from and should be read in conjunction with our audited consolidated historical financial statements and the related notes included elsewhere in this annual report.  The results of operations for 2001, 2002 and 2003 presented below have been restated to reflect the disposal of our wines and spirits operations in the first quarter of 2001, the reclassification of certain products between product groups in 2002 and the reclassification of certain promotional expenditure in 2003 as “selling and distribution costs” rather than a reduction in “sales”.

	Year Ended December 31,
	2001	% of Total Sales	2002	% of Total Sales	2003	% of Total Sales
	£ millions except for percentage data
Sales
Continuing operations
Convenience foods, pickles and sauces	361.3	42.1	376.1	42.3	392.3	44.1
Beverages.	182.9	21.3	178.1	20.0	151.9	17.1
Spreads	151.8	17.7	185.0	20.8	201.9	22.7
Potatoes	157.6	18.4	149.9	16.8	138.1	15.5
Desserts	—	—	—	—	5.8	0.6

Total continuing operations	853.6	99.5	889.1	99.9	890.0	100.0

Discontinued operations	4.1	0.5	0.2	0.1	—	—

Total sales	857.7	100.0	889.3	100.0	890.0	100.0
Cost of sales	(660.9)	(77.1)	(653.8)	(73.5)	(667.8)	(75.0)

Gross profit	196.8	22.9	235.5	26.5	222.2	25.0
Selling and distribution expenses	(106.5)	(12.4)	(116.8)	(13.2)	(105.9)	(11.9)
Administrative costs	(26.8)	(3.1)	(41.2)	(4.6)	(36.9)	(4.2)
Operating profit before operating exceptional items	63.5	7.4	77.5	8.7	79.4	8.9

The discontinued operations relate to FE Barber Limited (trading as Kingsland Wines and Spirits), which was sold in February 2001 and a non-core, non-grocery business, which was put into liquidation in March 2002.

The following table analyses our sales by geographical origin and geographical market for each of 2001, 2002 and 2003.  The table has been derived from and should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report.

	Turnover by Geographical Origin			Turnover by Geographical Market
	2001	2002	2003	2001	2002	2003
	£ millions			£ millions

U.K.	731.8	767.8	762.0	720.7	746.3	743.2
Mainland Europe	121.8	121.3	128.0	124.4	131.3	138.7
Other countries	—	—	—	8.5	11.5	8.1
Continuing operations	853.6	889.1	890.0	853.6	889.1	890.0
Discontinued operations	4.1	0.2	—	4.1	0.2	—

Total	857.7	889.3	890.0	857.7	889.3	890.0

In 2003, certain costs were also reclassified from a reduction in “sales” to “selling and distribution costs”.  The 2001 and 2002 comparatives have been restated accordingly (see notes 1 and 2 to the consolidated financial statements).

“Sales” is the value of sales, excluding transactions with or between wholly owned subsidiaries, after deductions of sales rebates, value added tax and other sales related taxes.  Sales are recognized upon receipt of confirmation that the goods shipped have been accepted by the customer, where the sales price is fixed and collectability is reasonably assured.  Sales are also referred to as “Turnover” in the audited consolidated historical financial statements and accompanying notes included elsewhere in this annual report.  We derive our sales principally from selling convenience foods, beverages, spreads, pickles, desserts, sauces and potatoes.  Our principal geographic markets are the U.K., which accounted for approximately 84.4%, 83.9% and 83.5% and France, which accounted for 10.1%, 10.0% and 10.8% of the sales of our continuing operations in 2001, 2002 and 2003, respectively.  Sales of our own branded products represented approximately 44.7% of our 2003 sales for our total business and 52.9% of our grocery products business.  The remaining sales principally comprised private label, unbranded food service and sales of commodity products.

“Cost of sales” consists of costs directly attributable to manufacturing, including raw materials, packaging, labor, energy, other utilities and overhead costs attributable to the manufacturing processes and factories.  Principal raw materials we use include tea, sugar, vegetables, fruit and cocoa. Manufacturing overheads include plant supervision and management costs, technical and engineering support costs, costs for the storage of our raw material and finished goods inventory, health and safety compliance costs, maintenance and insurance costs, quality control costs and depreciation expenses relating to manufacturing equipment.

“Selling and distribution expenses” consist of selling costs, which include advertising, direct and indirect marketing, costs of promotions and labor and overhead costs attributable to the sales function.  Our promotional costs include, among other things, discounts we give to retailers in connection with product-specific promotions.  Distribution costs include freight, labor and overhead costs attributable to the distribution function.

“Administrative expenses” comprise labor and costs directly attributable to the finance, human resources, procurement, information technology and general management functions.

 “Net interest expense” principally comprises interest paid on our Notes, our Senior Credit Facility and overdrafts less interest receivable on cash deposits.  Also included in our interest expense is the amortization of the capitalized debt issuance costs and exchange gains or losses on our U.S. dollar-denominated Notes.

“Tax” principally comprises income taxes to which we are subject in the various countries in which we have operations.  We attempt to minimize the tax payable in each jurisdiction by using appropriate tax strategies.  Our current high level of leverage, and hence interest payable reduces our tax payable on our operating profit.  Our tax payable is likely to increase as we repay our debt under the Senior Credit Facility and hence reduce our net interest payable.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Continuing Operations

Sales.  Sales from continuing operations were £890.0 million for 2003, an increase of £0.9 million, or 0.1%, as compared to sales for 2002 of £889.1 million.  Like-for-like full year sales for our grocery products business, i.e. excluding the Ambrosia and potato businesses, were £746.1 million, or 0.9% ahead of the same period last year.  Within this, branded sales increased by 6.3%, offset by a 4.5% decline in private label sales.  The primary reasons for the increase in sales are documented below.

Convenience foods, pickles and sauces

Sales of convenience foods, pickles and sauces were £392.3 million for 2003, an increase of £16.2 million, or 4.3%, over sales of £376.1 million for 2003.  The increase in sales is principally due to an additional £13.1 million sales from Nestlé which contributed for a full 12 months in 2003, compared to seven months only in 2002.  Our Loyd Grossman range of sauces continued to perform well with sales in 2003 at £19.2 million, 43.3% higher than the £13.4 million recorded in 2002.  In addition, sales growth has been achieved through new product developments, including the successful launches of Branston Sour pickles and Loyd Grossman and Waistline soups.  These improvements have been offset by a reduction of convenience food sales, principally because of the prolonged hot summer, which decreased by 1.4%, or £4.3 million in 2003, compared to 2002.

Beverages

Sales of beverages were £151.9 million for 2003, a decrease of £26.2 million, or 14.7%, compared to sales of £178.1 million for 2002.  Sales in our chocolate beverages business were £6.0m, or 7.8% behind last year, with prolonged hot weather during the summer impacting on sales.  A decrease in our tea sales during 2003 was principally due to the exit from marginal and under-performing contracts with increased competition in the own label tea market due to excess capacity in the market.  Cumulatively, own label tea sales have declined by £17.8 million year-on-year, however the contribution hit suffered from the loss of these poorly performing contracts has been marginal.  The hot summer weather also caused a net decline in branded tea sales for the year of £2.4 million, or 3.7%, but a strong recovery in branded tea sales, particularly Typhoo occurred in the final quarter of 2003.

Spreads

Sales of spreads were £201.9 million for 2003, an increase of £16.9 million, or 9.1%, as compared to sales of £185.0 million for 2002. The increase in sales was principally due to additional £16.1 million of sales from Nestlé, which contributed for a full twelve months in 2003, compared to seven months only in 2002.  We also saw the benefits of our marketing strategy and our ability to manage the category, which have led to market share growth, with our jam, marmalade, honey and jelly brands all increasing their market share year-on-year.  The sterling value of sales in France saw growth of £2.0 million, or 9.0%, principally driven by movements on the sterling/euro exchange rate.

Desserts

Following the acquisition of the ambient desserts manufacturing business in the U.K. and Republic of Ireland of Unilever PLC on 1 December, 2003, a “Desserts” business unit has been created to report sales of Ambrosia and Brown & Polson products.  Trading for the acquired business has been in line with expectations, with sales of £5.8 million for December.

Potatoes

Sales of potatoes were £138.1 million for 2003, a decrease of £11.8 million, or 7.9%, as compared to sales of £149.9 million for 2002.  The decline in sales is the result of a significant price decrease in the market price of potatoes during the first half of the year and continued pricing pressure from the major retailers.  The tonnage of potatoes sold in 2003 was 939,400 tonnes, a decrease of 41,600 tonnes, or 4.2%, on 2002.

Discontinued Operations

There were no discontinued operations in 2003.  The £0.2 million of sales by discontinued operations in 2002 represents sales made by a non-core, non-grocery business, which was put into liquidation in March 2002.

Premier Consolidated

Gross Profit.  Gross profit before operating exceptional items for our continuing operations was £222.2 million for 2003, a decrease of £13.3 million, or 5.6%, compared to gross profit on continuing operations before operating exceptional items of £235.5 million for 2002. Gross margin decreased to 25.0% in 2003 from 26.5% in 2002.  The principal causes of the decrease in gross margin relate to pricing and quality issues experienced by our potatoes business, the impact of higher cocoa prices in our beverages business and additional depreciation on our Hadfield plant, prior to its closure.

Selling and Distribution Expenses.  Selling and distribution expenses before operating exceptional items were £105.9 million for 2003, a decrease of £10.9 million, or 9.3%, compared to selling and distribution expenses before operating exceptional items of £116.8 million for 2002.  The principal cause of the decrease in selling and distribution expenses before operating exceptional items was a result of lower account marketing costs.  This reduction is due to a combination of the elimination of costs previously incurred on the own label tea contracts from which we exited, a reduction in account marketing as a consequence of our response to the sales decline in some of our business categories during the hot summer months and improved efficiency of our marketing spend.

Administrative Costs.  Administrative costs before operating exceptional items were £36.9 million for 2003, a decrease of £4.3 million, or 10.4%, compared to administrative costs before operating exceptional items of £41.2 million for 2002.  This is principally due to a reduction in performance related payments to employees for 2003.

Operating Profit Before Operating Exceptional Items.  Operating profit before operating exceptional items was £79.4 million for 2003, an increase of £1.9 million, or 2.5%, over operating profit before operating exceptional items of £77.5 million for 2002.  The principal causes of the increase in operating profit before operating exceptional items have been detailed above.  Operating margin increased to 8.9% for 2003 from 8.7% for 2002.

Operating Exceptional Items.  Operating exceptional items in 2003 comprise the following principal items:

•                                          £7.4 million in relation to closure of the Hadfield factory and the transfer of spreads and pickles production to our Histon and Bury St. Edmunds sites, respectively;

•                                          £1.5 million in relation to the integration of production from our North Walsham convenience foods factory into our convenience foods factories at Wisbech and Long Sutton; the North Walsham factory was closed in the fourth quarter of 2002;

•                                          £0.8 million in relation to the reorganization of our distribution arrangements;

•                                          £0.6 million in relation to the reorganization of our sales function; and

•                                          £0.5 million in relation to further restructuring of our French spreads and biscuits distribution operation.

Operating exceptional items in 2002 comprise the following principal items:

•                                          £3.8 million in relation to reductions in manning and changes to shift patterns at our Moreton tea factory;

•                                          £3.0 million of costs relating to the closure of our Histon and Hampstead administrative functions and the relocation of our principal administrative office to St Albans;

•                                          £2.4 million of costs relating to the closure of our Nelsons spreads factory in Aintree and the relocation of production to our Histon spreads factory;

•                                          £2.1 million of costs relating to the Nestlé acquisition and the subsequent integration of its administrative functions with those of Premier.  The review of the manufacturing platform was not completed until the first quarter of 2003.  Therefore, no provision was made for the costs of this integration at December 31, 2002;

•                                          £2.1 million of costs relating to the closure of our North Walsham convenience foods factory.  This factory was closed in the fourth quarter of 2002 and the production integrated into our convenience foods factories at Wisbech and Long Sutton; and

•                                          £2.1 million in relation to further restructuring of our French spreads and biscuits distribution operation following the integration of the businesses in 2001.

Non-operating Exceptional Items.

Non-operating exceptional items in 2003 comprise the following principal items:

•                                          a profit on disposal of surplus properties of £3.1 million; and

•                                          a loss on disposal of other fixed assets of £1.1 million.

Non-operating exceptional items in 2002 comprise the following principal items:

•                                          a loss on the liquidation of a non-core non-grocery subsidiary of £0.4 million; and

•                                          a loss on disposal of surplus properties and other fixed assets of £1.6 million.

Net Interest Payable.  Net interest payable was £52.1 million for 2003, which comprised £5.7 million of amortization charges on our capitalized debt issuance costs, £5.0 million of exchange losses on Premier entering into derivative contracts which had the impact of fixing the pounds sterling value of the U.S dollar denominated bond at £129.2 million and a net £41.4 million payable on the Notes, our Senior Credit Facility and other borrowings and cash.  Net interest payable was £36.4 million for 2002, which comprised £6.3 million of amortization charges on our capitalized debt issuance costs, £13.2 million of exchange gains on the translation of the principal amount of the U.S. dollar denominated Notes and a net £43.3 million payable on the Notes, our Senior Credit Facility and other borrowings and cash.  The decrease of net interest payable in 2003 on the Notes, our Senior Credit Facility and other borrowings and cash was principally due to an increase of £1.9 million of interest income earned on our cash deposits and a decrease in market interest rates applicable to our Senior Credit Facility, offset by an increase in interest payable on the additional Acquisition Facility.

Taxation Charge on Profit / (Loss) on Ordinary Activities.  The tax charge on profit on ordinary activities was £6.3 million for 2003 as compared to a tax charge of £6.0 million for 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Continuing Operations

Sales.  Sales from continuing operations were £889.1 million for 2002, an increase of £35.5 million, or 4.2%, as compared to sales for 2001 of £853.6 million.  The increase in sales was principally due to the acquisition of the U.K. ambient food business of Nestlé, which contributed £55.6 million of sales in 2002 and increased spreads sales of £7.0 million, principally as a result of Nelsons contributing to sales for the full year.  The increase in sales was offset by a reduction of £7.7 million in the value of sales of potatoes, a decrease in beverage sales of £4.8 million and a reduction of £14.8 million in sales in our existing convenience foods, pickles and sauces business (i.e. excluding Nestlé).

Convenience foods, pickles and sauces

Sales of convenience foods, pickles and sauces were £376.1 million for 2002, an increase of £14.8 million, or 4.1%, over sales of £361.3 million for 2001.  The acquisition of Nestlé contributed sales of £30.2 million from date of acquisition to year-end.  Excluding Nestlé, sales in our existing business decreased by £15.4 million as a result of the business exiting a number of low-margin contracts.

Beverages

Sales of beverages were £178.1 million for 2002, a decrease of £4.8 million, or 2.6%, compared to sales of £182.9 million for 2001.  Our chocolate beverages business continued to perform well with sales in 2002 3.4% ahead of 2001.  A decrease in our tea sales during 2002 was due to the exit from marginal and under-performing contracts with increased competition in the own label tea market due to excess capacity, offset by growth in sales of our Typhoo brand through the major multiple retailers.

Spreads

Sales of spreads were £185.0 million for 2002, an increase of £33.2 million, or 21.9%, as compared to sales of £151.8 million for 2001.  The acquisition of Nestlé contributed sales of £25.4 million from date of acquisition to year-end.  The remaining increase in sales is principally due to an additional £8.5 million from Nelsons contributing to sales for a full 12 months in 2002; the business was acquired in October 2001.

Potatoes

Sales of potatoes were £149.9 million for 2002, a decrease of £7.7 million or 4.9%, as compared to sales of £157.6 million for 2001.  An average decrease of 15.0% in the price per tonne sold during 2002 arose from a very good 2002 harvest, which reduced market prices of potatoes in the second half of 2002.  The tonnage of potatoes sold in 2002 was 986,000 tonnes, an increase of 105,000 tonnes, or 11.9%, on 2001.  The profitability of this business is not directly linked to the market price of potatoes and hence sales value, but rather to the volume of potatoes sold.

Discontinued Operations

The £0.2 million of sales by discontinued operations in 2002 represents sales made by a non-core non-grocery business, which was put into liquidation in March 2002.

Premier Consolidated

Gross Profit.  Gross profit before operating exceptional items for our continuing operations including Nestlé was £235.5 million for 2002, an increase of £39.1 million, or 19.9%, compared to gross profit on continuing operations before operating exceptional items of £196.4 million for 2001.  Gross margin including Nestlé increased to 26.5% in 2002 from 23.0% in 2001.  The principal causes of the increase in gross margin were an increase in the branded mix of our beverages business combined with operating efficiencies and the recovery of our French preserves business from the operational problems encountered in 2001.  In addition, the elimination of underperforming contracts across the business and the decrease in sales by our potato business, both served to reduce sales while the gross profit in value terms remained relatively unchanged.

Selling and Distribution Expenses.  Selling and distribution expenses before operating exceptional items were £116.8 million for 2002, an increase of £10.8 million, or 10.2%, compared to selling and distribution expenses before operating exceptional items of £106.0 million for 2001.  The principal cause of the increase in selling and distribution expenses before operating exceptional items was from the acquisition of Nestlé, which increased selling and distribution expenses by £8.6 million from date of acquisition to year end.  The additional £2.2 million increase relates to increases in our advertising expenditure on our major brands.

Administrative Costs.  Administrative costs before operating exceptional items were £41.2 million for 2002, an increase of £14.4 million, or 53.7%, compared to administrative costs before operating exceptional items of £26.8 million for 2001.  The principal causes of the increase related to Nestlé, which incurred administrative costs of £7.0 million from date of acquisition to year end.  The remaining increases in expenditure principally resulted from an increase of £3.0 million in the bonus payable to our employees, a reclassification of £2.0 million of expenditure from selling and distribution expenses to administrative costs following the merger of our French preserves manufacturing and biscuits distribution operations, an increase in the amortization of goodwill of £0.8 million reflecting a full year’s amortization of the goodwill arising on the businesses acquired during 2001 and an increase of £0.6 million in the amortization of the pension prepayment.

Operating Profit Before Operating Exceptional Items.  Operating profit before operating exceptional items was £77.5 million for 2002, an increase of £14.0 million, or 22.0%, over operating profit before operating exceptional items of £63.5 million for 2001.  The principal cause of the increase in operating profit before operating exceptional items was the acquisition of Nestlé in May 2002, which contributed £6.9 million.  Operating margin increased to 8.8% for 2002 from 7.5% for 2001.  This improvement in operating margins reflects the increase in gross profit partly offset by the additional marketing and administrative expenditure.

Operating Exceptional Items.  Operating exceptional items in 2002 comprise the following principal items:

•                                          £3.8 million in relation to reductions in manning and changes to shift patterns at our Moreton tea factory;

•                                          £3.0 million of costs relating to the closure of our Histon and Hampstead administrative functions and the relocation of our principal administrative office to St Albans;

•                                          £2.4 million of costs relating to the closure of our Nelsons spreads factory in Aintree and the relocation of production to our Histon spreads factory;

•                                          £2.1 million of costs relating to the Nestlé acquisition and the subsequent integration of its administrative functions with those of Premier.  The review of the manufacturing platform was not completed until the first quarter of 2003.  Therefore, no provision had been made for the costs of this integration at December 31, 2002;

•                                          £2.1 million of costs relating to the closure of our North Walsham convenience foods factory.  This factory was closed in the fourth quarter of 2002 and the production integrated into our convenience foods factories at Wisbech and Long Sutton; and

•                                          £2.1 million in relation to further restructuring of our French spreads and biscuits distribution operation following the integration of the businesses in 2001.

Operating exceptional items in 2001 comprise the following items:

•                                          a charge of £4.5 million in relation to the transfer of administration functions from our Moreton site to our Histon and Long Sutton sites.  This charge includes the redundancy costs of approximately 165 administration staff;

•                                          a charge of £3.5 million in relation to the restructuring of production facilities, principally the integration of the SonA production facilities into our existing facilities at Long Sutton, Wisbech and Bury, and the closure and sale of the SonA site.  This charge includes the redundancy costs of approximately 130 production and administration staff; and

•                                          a charge of £4.2 million in relation to the restructuring of distribution arrangements, principally relating to the integration of our French biscuits distribution operations into our French preserves operations.

Non-operating Exceptional Items.  Non-operating exceptional items in 2002 comprise the following principal items:

•                                          a loss on the liquidation of a non-core non-grocery subsidiary of £0.4 million; and

•                                          a loss on disposal of surplus properties and other fixed assets of £1.6 million.

Non-operating exceptional items in 2001 comprise the following principal items:

•                                          a loss on disposal of £25.5 million on the sale of our biscuits operations.  This includes the write-off of £53.0 million of goodwill that had previously been written off to reserves;

•                                          a loss on disposal of our wines and spirits operations of £4.1 million; and

•                                          a profit on disposal of surplus properties of £3.4 million.

Net Interest Payable.  Net interest payable was £36.4 million for 2002, which comprised £6.3 million of amortization charges on our capitalized debt issuance costs, £13.2 million of exchange gains on the translation of the principal amount of the U.S. dollar denominated Notes and a net £43.3 million payable on the Notes, our Senior Credit Facility and other borrowings and cash.  Net interest payable was £52.7 million for 2001, which comprised £7.5 million of amortization charges on our capitalized debt issuance costs, £3.6 million of exchange losses on the translation of the principal amount of the U.S. dollar denominated Notes and a net £41.6 million payable on the Notes, our Senior Credit Facility and other borrowings and cash.  The increase of net interest payable in 2002 on the Notes, our Senior Credit Facility and other borrowings and cash was principally due to the additional debt raised under our Senior Credit Facility to fund the Nestlé acquisition offset by reduction in debt through cash generated from our operating activities and a decrease in market interest rates applicable to our Senior Credit Facility.

Taxation Charge on Profit / (Loss) on Ordinary Activities.  The tax charge on profit on ordinary activities was £6.0 million for 2002 as compared to a tax charge of £0.9 million for 2001.  The tax charge in 2001 has been restated following the implementation of FRS 19 “Deferred tax”.

Significant Accounting Policies

Our accounting policies are described in note 1 of the notes to our consolidated financial statements included in this annual report.  Certain of our accounting policies require the application of judgment by management in selecting the appropriate assumptions for calculating financial estimates.  By their nature these judgments are subject to an inherent degree of uncertainty.  These judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources as appropriate.  Our significant accounting policies include:

Over-rider Discounts and Customer Rebates  Our over-rider discounts and customer rebates reserve is established on our best estimate of the amounts necessary to meet claims made by our customers in respect of these discounts and rebates.  Provision is made at the time of sale and released, if unutilized, once the likelihood of such a claim being made has become remote.

Pension Benefits  The determination of our obligation and expense for pension benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts.  Those assumptions are described in note 6 and note 24 of the notes to our consolidated financial statements included in this annual report and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation.  In accordance with both U.K. and U.S. generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods.  We are guided in selecting our assumptions by our independent actuaries and, while we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future pensions expense.

Deferred Taxes  Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. We recognize deferred tax assets if it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilized. We have considered future taxable income and tax planning strategies in assessing whether deferred tax assets should be recognized.

Valuation of Goodwill, Intangible and Other Fixed Assets  Under U.K. GAAP, Premier’s accounting policy is to amortize property, plant and equipment, goodwill and intangible assets over their estimated useful lives.  Estimated useful lives are based on management’s estimates of the period that the assets will generate revenue.  For the differences between U.K. GAAP and U.S. GAAP accounting policies in respect of the valuation of goodwill, intangible assets and other fixed assets see note 24 to the consolidated financial statements included elsewhere in this annual report.  We additionally consider whether any of the property, plant and equipment, goodwill and intangible assets may have become impaired whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.  Factors considered important which could trigger an impairment review include the following:

•                  under performance relative to historical or projected future operating results;

•                  changes in the manner of use of the assets or the strategy for the overall business; and

•                  negative industry or economic trends.

When we determine that the carrying value of the asset concerned may have been impaired, we record an impairment charge.  The impairment charge is determined by estimating the recoverable value of the asset using an appropriate method for that asset.

Liquidity and Capital Resources

Our primary sources of liquidity are cash flow from operations and borrowings under our Senior Credit Facility.  Approximately £60.8 million was available to us at December 31, 2003 for borrowing under the Working Capital Facility, of which up to £55.9 million may be used for guarantees and letters of credit.

Cash Flow

Net Cash Flow from Operating Activities

Net cash flow generated from operating activities (cash flow before interest, capital expenditure, tax and dividends, but after working capital movements and cash flows relating to operating exceptional items) was an inflow of £112.7 million for 2003, an increase of £13.9 million over net cash flow from operating activities of £98.8 million for 2002, and an increase of £17.1 million over net cash flow from operating activities of £81.7 million for 2001.  The table below analyses the decrease in net cash flow generated from operating activities:

	2001	2002	2003
	£ millions

Operating profit for continuing operations	64.3	77.6	79.4
Depreciation and amortization for continuing operations	18.6	25.6	32.9
Operating cash outflow for discontinued operations	(0.8)	(0.1)	—
Working capital movements for continuing operations	13.1	8.9	11.3
Exceptional items	(13.5)	(13.2)	(10.9)

Net cash inflow from operating activities	81.7	98.8	112.7

Historically, our cash flows from operating activities have been largely stable with variances resulting from the timing of the receipt of payment from major customers and payments to major suppliers, and from capital and other expenditures relating to the execution of our restructuring programs.  Operating profits have improved from 2001 to 2003 through increased sales and cost reductions.  The increase in depreciation and amortisation for continuing operations results from the amortisation of goodwill recognised on the acquisition of the Nestlé and Ambrosia businesses.  Improvements in working capital management have generated cash inflows in each of 2001, 2002 and 2003.

Capital Expenditure and Financial Investment

We made capital expenditures of £27.3 million in 2003.  We made capital expenditures of  £17.3 million and £20.1 million in 2002 and 2001, respectively.  We believe that our manufacturing facilities are generally in good condition, however, we have identified a number of projects to both improve our manufacturing efficiency and support our new product development program.  We have budgeted to spend £25.0 million on capital expenditure in 2004.  We expect to fund future capital expenditure from our operating activities and borrowings under the Senior Credit Facility.  The Senior Credit Facility places a limit on permitted capital expenditure of £21.8 million for 2004 and for each year thereafter.  It is our intention to utilize the remaining £3.3 million of the £10.0 million additional expenditure basket permitted by the Facilities Agreement to cover capital expenditure in 2004.  This additional expenditure basket permits us to spend up to £10.0 million in total on capital expenditure, over and above the annual financial limits prescribed in the Senior Credit Facility and Acquisition Facility agreements.

Return on Investments, Servicing of Finance and Changes in Finance

We have significant debt service and repayment obligations under the Senior Credit Facility and the Notes.  The maturity profile of our Notes, secured credit facilities, other debt and payments due under our finance and operating leases is set out in the table below.

	The Notes	Term A Facility	Term B Facility	Acquisition Facility	Other Debt	Finance leases	Total Debt
	£ millions
Maturing in:
Less than 1 year	—	34.2	—	—	10.3	0.1	44.6
1 to 2 years	—	47.5	—	—	—	—	47.5
2 to 3 years	—	49.4	—	—	—	—	49.4
3 to 4 years	—	56.3	—	—	—	—	56.3
4 to 5 years	—	—	64.7	—	—	—	64.7
More than 5 years	204.2	—	—	75.0	9.4	—	288.6

	204.2	187.4	64.7	75.0	19.7	0.1	551.1

	Total Debt	Operating Leases	Capital Commitments	Total Debt
	£ millions
Maturing in:
Less than 1 year	44.6	3.9	5.0	53.5
1 to 2 years	47.5	2.6	—	50.1
2 to 3 years	49.4	1.5	—	50.9
3 to 4 years	56.3	1.1	—	57.4
4 to 5 years	64.7	0.9	—	65.6
More than 5 years	288.6	2.2	—	290.8

	551.1	12.2	5.0	568.3

We paid net interest on our Notes, the Senior Credit Facility, overdrafts and cash balances of £47.9 million in 2003 compared to net interest paid on our Notes, the Senior Credit Facility, overdrafts and cash balances in 2001 of £47.4 million.  The increase in interest paid is principally due to the additional debt raised under the Acquisition Facility to fund the Ambrosia acquisition offset by a general decrease in prevailing market interest rates.

Senior Credit Facility

On May 27, 2002, we executed a Supplemental Agreement to the Senior Credit Facility that permitted one of our subsidiaries to borrow an additional £135.0 million under the Senior Credit Facility to fund our acquisition of the ambient food business in the U.K. of Nestlé SA.  The Supplemental Agreement amended certain terms in the Senior Credit Facility, including the amortization schedule of the facilities.  Following the completion of the acquisition, the Term A Facility is required to be repaid in semi-annual instalments with final maturity in December 2007.  The Term B Facility is required to be repaid in two instalments with 50% repayable in June 2008 and the balance repayable in December 2008. The Working Capital Facility will cease to be available on December 31, 2007.  In addition, the Working Capital Facility was reduced from £125.0 million to £100.0 million.

The Senior Credit Facility provides for £352.1 million of loan facilities comprised of (i) two Term facilities, (the “Term A” and “Term B” Facilities); and (ii) a Working Capital Facility.

The Term A Facility is for an amount of up to £184.7 million and the Term B Facility is for an amount of up to £64.7 million.  The Working Capital Facility in the amount of up to £100.0 million is available in pounds sterling or the equivalent in certain foreign currencies in the form of revolving advances and a letter of credit facility, which is to be used for general corporate purposes.

Borrowings under the Senior Credit Facility at December 31, 2003 comprised £184.7 million under the Term A Facility and £64.7 million under the Term B Facility.  Of the £100.0 million of Working Capital Facility, £4.4 million was drawn at December 31, 2003 as a cash advance and £34.8 million was utilized for general corporate purposes.  Borrowings under the Senior Credit Facility bear interest at floating rates and require interest payments on varying dates.

The Term A Facility is required to be repaid in semi-annual instalments commencing on June 30, 2002 with final maturity on December 31, 2007.  The Term B Facility is required to be repaid in two instalments with 50% repayable on June 30, 2008 and the balance repayable in December 31, 2008. The Working Capital Facility will cease to be available on December 31, 2007.

Under the Senior Credit Facility, we are required to make prepayments in full immediately upon the occurrence of certain events, including a change of control (as defined therein) or any asset sale (as defined therein).  We are also required to make mandatory prepayments with the first £100.0 million and thereafter 50% of the aggregate net proceeds of any flotation (as defined therein) which does not constitute a full prepayment event and the net proceeds from disposals which are not applied in acquiring replacement assets or other assets required in the business over a six-month reinvestment period.  In addition, a percentage of our excess cash flow must be applied in prepayment of the Senior Credit Facility.  The percentage is initially 75% but reduces in two equal steps to 25% dependent upon the applicable total net debt to consolidated EBITDA ratio for the financial year in question.

Acquisition Facility

In November 2003, we entered into a subordinated facilities agreement (the “Acquisition Facility”), where £75.0 million of an unsecured term loan facility was made available to one of our subsidiaries to fund our acquisition of the ambient desserts manufacturing business in the U.K. and Republic of Ireland of Unilever PLC.  The Acquisition Facility is required to be repaid in one instalment on March 31, 2009.

Borrowings under the Acquisition Facility at December 31, 2003 were £75.0 million.

The Notes

In August 1999, we issued $200.0 million aggregate principal amount 12% Senior Notes due 2009 (the “Dollar Notes”) and £75 million aggregate principal amount 12 1/4% senior Notes due 2009 (the “Sterling Notes”, and together with the Dollar Notes, the “Notes”).  The Notes were subsequently exchanged for SEC-registered Notes in July 2000 on the same terms and conditions by the holders.  The Notes will mature on September 1, 2009, unless redeemed at our option at an earlier date.  Cash interest on the Dollar Notes accrues at a rate of 12% per annum and are payable in cash semi-annually on March 1 and September 1 of each year.  Cash interest on the Sterling Notes accrues at a rate of 12 1/4% per annum and are payable in cash semi-annually on March 1 and September 1 of each year.

The Notes may be redeemed at our option at any time on or after September 1, 2004, in whole or in part.  At any time on or prior to September 1, 2004, the Notes may also be redeemed as a whole upon the occurrence of a change of control (as defined in the Indenture).

The Indenture governing the Notes contains covenants limiting our ability to:

•                  incur additional debt;

•                  transfer and sell assets;

•                  enter into transactions with our affiliates; and

•                  pay dividends or make any other distributions on our capital stock.

These covenants are subject to a number of important limitations and exceptions.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements other than derivative instruments described in note 20 to the consolidated financial statements and the Quantitative and Qualitative Disclosures about Market Risk included elsewhere in this annual report.  We use these derivative financial instruments solely to manage commercial and financial risk.

Intercompany Loans

Pursuant to an intercompany loan agreement dated August 10, 1999 entered into between Premier and Premier Financing (the “Intercompany Loan”), Premier lent an amount equal to the proceeds of the original offering to Premier Financing, the proceeds of which were used by Premier Financing to purchase preference shares of Premier Holdings.  Interest is to be payable on the dates and at the rate that interest is payable under the Notes.  The Intercompany Loan has the same maturity as the Notes.  Premier Financing’s ability to pay interest on, and to repay principal amounts borrowed under, the Intercompany Loan is dependent upon funds generated from the operations of its operating subsidiaries and on those subsidiaries’ ability to pay dividends and make other distributions to Premier Financing.  The Intercompany Loan is subordinated to the Senior Credit Facility pursuant to a subordination deed.

Premier also borrowed £9.3 million from an affiliated company.  This loan is unsecured, interest free, subordinated to the Senior Credit Facility and is repayable in full on July 31, 2009.

General Considerations

Premier Foods plc is a holding company and does not have operations of its own.  It relies on dividends and payments on the Intercompany Loan to make payments on the principal and interest of the Notes.  Premier Financing is also a holding company and does not directly conduct any business operations.  Premier Financing relies on dividends and other payments from our operating subsidiaries to generate funds to fulfill its obligations under the Intercompany Loan.  The ability of Premier Financing, the borrower under the Senior Credit Facility, to make dividends and other payments is restricted by the terms of the Senior Credit Facility and the subordination deed.  Furthermore, the right of the noteholders to receive payments on the Notes is structurally subordinated to all liabilities of our subsidiaries.

While we believe that cash generated from our operations, together with available borrowings under the Senior Credit Facility, will be adequate to meet anticipated future requirements for working capital, capital expenditures and scheduled payments of principal and interest on our indebtedness for the foreseeable future, we cannot assure you that we will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable us to service our debt, including the Notes, or to make necessary capital expenditures.

Material Differences between U.K. GAAP and U.S. GAAP

U.K. GAAP differs in certain significant respects from U.S. GAAP.  The differences applicable to us principally relate to goodwill amortization, pensions, derivative financial instruments and deferred tax.  A summary of the significant differences as they affect us are set out in Note 24 of the notes to our combined and consolidated financial statements included elsewhere in this annual report.

Recent Accounting Pronouncements

A summary of the recent accounting standards as they affect us are set out in Note 24 of the notes to our consolidated financial statements included elsewhere in this annual report.

Premier Foods plc

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of our financial risk-management activities includes “forward-looking statements” that involve risks and uncertainties.  Actual results could differ materially from those projected in the forward-looking statements.

Market risk represents the risk of changes in the value of financial instruments, whether derivative or non-derivative, as a result of fluctuations in foreign currency exchange rates and interest rates.  The objective of our financial risk management strategy is to protect us against unfavorable changes in the financial markets and thus help us secure profitability.  Funding and management of the financial risks are the responsibility of our treasury committee, which is a sub-committee appointed by the Board of Directors.

Under our financial policy, we use various financial instruments within specified limits to manage the primary market exposures associated with our underlying assets and liabilities, as well as with anticipated transactions.  We use these instruments to reduce risk by essentially creating offsetting market exposures.  These contracts are entered into with financial institutions in accordance with our treasury policies and procedures, thereby reducing the risk of credit loss.  We use derivative financial instruments only for commercial purposes and financial purposes.  We do not use derivative financial instruments for speculative purposes.

The following discussion contains sensitivity analyses which present the hypothetical loss in cash flows or fair values of the financial instruments and derivative financial instruments that were held by us as of December 31, 2003 that were subject to changes in foreign currency exchange rates and interest rates.  The range of sensitivities chosen for these analyses reflects our view of changes that are reasonably possible over a one-year period.

In the normal course of business, we also face risks that are either non-financial or non-quantifiable.  These risks principally include country, commodity, credit and legal risks, and are not represented in the following analyses.

Foreign Currency Exchange Risk

Our policy with regard to foreign currency exchange risk is to hedge such risk using foreign currency purchase contracts, swaps, options and currency borrowing / investments.  It is our policy to minimize risk to adverse movements in exchange rates by hedging the exposure at the point when it becomes a contractual obligation.  We hedge all trading transaction exposures above an aggregate level of £100,000.  These transaction exposures are managed by each of our subsidiary companies unless considered material to the group.  These and other exposures arising from our trade in non-sterling currencies can only be hedged by a subsidiary company in agreement with group treasury and such positions are carefully monitored.

We entered into exchange contracts in January 2003 to purchase U.S.$200.0 million in September 2004.  This was done to eliminate exchange risk on the U.S.$200.0 million Senior Notes and had the effect under U.K. GAAP of fixing the pounds sterling value of the U.S.$200.0 million Senior Notes at £129.2 million.  A loss of £5.0 million was recorded on entering into these contracts.  Under U.S. GAAP, the U.S.$200.0 million Senior Notes are translated into pounds sterling at the period exchange rate and the forward exchange contracts are measured at fair value.

As of December 31, 2003, the contractual value and market value of our foreign currency forward purchase contracts were £185.0 million and £167.9 million, respectively.

Using a hypothetical adverse change of 10% in foreign currency exchange rates, the hypothetical loss in cash flows of derivative and non-derivative financial instruments and foreign currency denominated balance sheet positions at December 31, 2003 is estimated to be £6.4 million (2002: £7.2 million).

Interest Rate Risk

Changes in our market risk exposure during 2003 primarily involved the increase of interest rate risk due to the increase in our debt following the acquisition of Nestlé in 2002 and the acquisition of Ambrosia in 2003.  This exposure will decrease with the pay down of the Senior Credit Facility.  We do not know of, nor do we expect, any significant increases in market risk exposure to be incurred in future reporting periods.

In addition, we have entered into a coupon swap to fix the cash flows on our U.S.$200.0 million Senior Notes, which has the effect of converting the interest payments into fixed rate sterling.

We pay interest at the following rates on our borrowings:

Borrowings

	Amount outstanding at December 31, 2003		Interest rate payable per annum	Interest rate at December 31, 2003

Term A Facility		£187.4 million	LIBOR plus margin	5.80%
Term B Facility		£64.7 million	LIBOR plus margin	6.80%
Drawn Working Capital Facility		£4.4 million	LIBOR plus margin	5.61%
Working Capital Facility utilized for other purposes		£34.8 million	Various	Various
Unutilized Working Capital Facility		£60.8 million	0.25%-0.75%	0.50%
U.S.$200 million Notes	U.S.$	200.0 million	12.0%	12.00%
£75 million Notes		£75.0 million	12.25%	12.25%
£75 million Acquisition Facility		£75.0 million	LIBOR plus margin	8.50%

The margin applicable to the Term A Facility and drawings under the Working Capital Facility is 2.25% per annum reducing on the basis of a ratchet in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios.  At December 31, 2003, the margin applied to LIBOR on this facility was 1.75%.  The margin applied to LIBOR at December 31, 2003 on the Term B Facility was 2.75%.

The utilization of the Working Capital Facility for other purposes incurs fees dependent upon the purpose, for which, the facility is used.  Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities.  The interest payable per annum on commitment fees on the Working Capital Facility reduce in several steps from 0.75% to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios.  At December 31, 2003, the margin applied to LIBOR in respect of commitment fees was 0.50%.

Our borrowings are principally denominated in pounds sterling and U.S. dollars, with both fixed and floating rates of interest.  We actively monitor our interest rate exposure on these borrowings, and use a variety of derivative financial instruments to hedge such exposure, including interest rate swaps, collars and caps.  The nature and volume of derivative financial instruments held by us is partially determined based upon conditions set by our borrowing agreements with our lenders.  The borrowing agreements require us to hedge a minimum of 50% of the interest rate exposure on our senior long-term debt.  In addition, we have entered into a coupon swap to fix the cash flows on our dollar notes, which has the effect of converting the interest payments from fixed-rate dollars into fixed-rate pounds sterling.

An estimated hypothetical negative effect of a 100 basis point (or one percent per year) increase in interest rates would result in an increase in interest costs per year of £2.6 million based on our debt position as at December 31, 2003 (2002: £1.5 million).

Credit Risk

Potential concentrations of credit risk to us consist principally of cash and cash equivalents and trade receivables.  Cash and cash equivalents are deposited with high credit, quality financial institutions.  Trade receivables are due principally from major European grocery retailers.  Furthermore, it is our policy to insure all third party trade debt.  We do not consider there to be any significant concentration of credit risk at December 31, 2003.

Inflation

We do not believe that our businesses are affected by inflation to any greater extent than other businesses in our industry.